Exhibit 99.1

MOXIAN (BVI) INC

Unit 911, Tower 2, Silvercord, 30 Canton Road

Tsimshatsui, Hong Kong SAR, CHINA

PROXY STATEMENT AND NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held at 11:00 a.m. on December 28, 2021 (Hong Kong Time)

(December 27, 2021 at 10:00 p.m., Eastern Time)

To the Shareholders of Moxian (BVI) Inc:

You are cordially invited to attend a special meeting of the shareholders of Moxian (BVI) Inc, a British Virgin Islands company (the “Company,” “MOXC”, “we,” “us” or “our”), which will be held on December 28, 2021 at 11:00 a.m., Hong Kong time (December 27, 2021 at 10:00 p.m., Eastern Time), at our executive offices at Unit 911, Tower 2, Silvercord, 30 Canton Road, Kowloon, Hong Kong Special Administrative Region, China.

This Special Meeting has been called for the purpose of seeking our shareholders to approve the proposed new and diversified business of the Company, its plan to raise new capital by the issuance of ordinary shares in a private placement transaction, and to purchase the required assets using the cash proceeds raised from the private placement. These proposals are described more fully in the proxy statement.

At the special meeting, our shareholders will be asked to consider and vote on three (3) proposals:

1. Private Placement Proposal— To approve the Company’s the Share Purchase Agreement dated December 6, 2021, by and among Moxian (BVI) Inc and certain non-U.S. accredited investors in connection with placement of 20,000,000 ordinary shares of the Company, at a price of $2.50 per share for aggregate gross proceeds of $50,000,000, and for purposes of complying with applicable Nasdaq Listing Rules, the issuance of more than 20% of the Company’s issued and outstanding ordinary shares in connection with the private placement (Proposal No. 1);

2. Asset Purchase Proposal— To approve the Asset Purchase Agreement, dated December 6, 2021, by and between Woodland Corporation Limited, a Hong Kong company and a wholly owned subsidiary of the Company, and Starta Technology Services Limited, a Hong Kong company, for the purpose of purchasing certain bitcoin mining assets for a total consideration of $29.8 million (Proposal No. 2);

3. Adjournment Proposal—To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Private Placement Proposal or the Asset Purchase Proposal. This proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Private Placement Proposal or the Asset Purchase Proposal (Proposal No. 3).

The Asset Purchase Proposal is conditioned on and contingent on the Private Placement Proposal. The Private Placement Proposal must be approved for the Asset Purchase Proposal to be approved. Each of the Private Placement Proposal and the Adjournment Proposal can be approved or rejected by shareholders independently of the Asset Purchase Proposal.

If the Private Placement Proposal is approved, then on the Closing Date of the Share Purchase Agreement, the Investors will purchase 20,000,000 ordinary shares of the Company, par value $0.001 per share (the “Shares”), which will constitute approximately 44.9% of all of the Company’s outstanding shares and approximately 36.7% of the total voting power of the Company’s capital stock at the time of the Closing. Following the sale and transfer of the Shares, the Company will use proceeds from the private placement to purchase certain bitcoin mining assets from Starta Technology Services Limited for $29.8 million in cash.

Please refer to the enclosed proxy statement for detailed information on the Proposals. If you have any further questions concerning the Special Meeting or the Proposals, please contact us at ir@moxianglobal.com.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS.

Holders of record of the Company’s ordinary shares at the close of business on December 9, 2021 (the “Record Date”) will be entitled to notice of, and to vote at, this Special Meeting and any adjournment or postponement thereof.

Your vote is important, regardless of the number of shares you own. Even if you plan to attend this Special Meeting in person, it is strongly recommended that you complete the enclosed proxy card before the meeting date, to ensure that your shares will be represented at this Special Meeting if you are unable to attend.

A complete list of shareholders of record entitled to vote at this Special Meeting will be available for ten (10) days before this Special Meeting at the principal executive office of the Company for inspection by shareholders during ordinary business hours for any purpose germane to this Special Meeting.

This notice and the enclosed proxy statement are first being mailed to shareholders on or about December 16, 2021.

You are urged to review carefully the information contained in the enclosed proxy statement prior to deciding how to vote your shares.

On behalf of the Board of Directors, we would like to express our appreciation for your continued interest in our Company.

By order of the Board of Directors,

/s/ Conglin (Forrest) Deng
Conglin (Forrest) Deng, Chief Executive Officer (Principal Executive Officer)
December 16, 2021

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED “FOR” EACH OF THE PROPOSALS.

Important Notice Regarding the Availability of Proxy Materials

for the Special Meeting to Be Held at 11:00 a.m. on December 28, 2021 (Hong Kong Time)

The Notice of Special Meeting and proxy statement are available at http://onlineproxyvote.com/MOXC/

MOXC (BVI) Inc
Unit 911, Tower 2, Silvercord, 30 Canton Road

Tsimshatsui, Hong Kong SAR, China

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held on Tuesday, December 28, 2021, at 11:00 a.m., Hong Kong Time
Unit 911, Tower 2, Silvercord, 30 Canton Road

Tsimshatsui, Hong Kong SAR, China

NOTICE IS HEREBY GIVEN, that you are cordially invited to attend a special meeting (the “Special Meeting”) of shareholders of Moxian (BVI) Inc, to be held at 11:00 a.m., Beijing time, on December 28, 2021, at our executive offices at Unit 911, Tower 2, Silvercord, 30 Canton Road, Kowloon, Hong Kong Special Administrative Region, China, in order to consider and vote upon the below proposals.

After careful consideration, the Company’s board of directors has determined the transactions are in the best interests of the Company and its shareholders and unanimously recommends that you vote or give instruction to vote:

(1) “FOR” the Private Placement Proposal: a proposal to approve the Share Purchase Agreement (the “SPA”), dated December 6, 2021, by and among Moxian (BVI) Inc and certain non-U.S. accredited investors (the “Investors”) in connection with proposed private placement of 20,000,000 ordinary shares of the Company, at a price of $2.50 per share for aggregate gross proceeds of $50,000,000 (the “Private Placement”) (Proposal No. 1).

(2) “FOR” the Asset Purchase Proposal: a proposal to approve the entry into the Asset Purchase Agreement, dated December 6, 2021, by and between Woodland Corporation Limited, a Hong Kong company and a wholly owned subsidiary of the Company, and Starta Technology Services Limited, a Hong Kong company, for the purpose of purchasing certain bitcoin mining assets for a total consideration of $29.8 million (Proposal No. 2), and

(6) “FOR” the Adjournment Proposal: a proposal to adjourn the special meeting to a later meeting date if needed to permit the further solicitation of proxies if management determines that there are insufficient votes and proxies to approve one or more of the Private Placement Proposal and Asset Purchase Proposal.

These items of business are described in the attached proxy statement, which we encourage you to read in its entirety before voting. Only holders of record of the Company’s ordinary shares and preferred shares at the close of business on December 9, 2021 are entitled to notice of the Special Meeting and to vote and have their votes counted at the Special Meeting and any adjournments or postponements of the Special Meeting.

The affirmative vote of the holders of a majority of votes cast by our ordinary shares and preferred shares that are present in person or by proxy at our special meeting is required to approve the Private Placement Proposal, provided we have quorum for the meeting. For the Private Placement Proposal, ordinary shares will have one vote per share, preferred shares will have three votes per share, and ordinary shares and preferred shares will be counted as a single group, with a majority of the votes cast required for approval.

The affirmative vote of the holders of a majority of votes cast by each class of our ordinary shares and preferred shares that are present in person or by proxy at our special meeting is required to approve the Asset Purchase Proposal, ordinary shares will have one vote per share, preferred shares will have three votes per share, and ordinary shares and preferred shares will be counted as a single group, with a majority of the votes cast required for approval.

Approval of the Adjournment Proposal whether or not a quorum is present, requires the affirmative vote of a majority of the votes cast by our shareholders entitled to vote.

Abstentions and broker non-votes will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions and broker non-votes do not count as votes cast.

After careful consideration, the Company’s board of directors has determined that the Private Placement Proposal, Asset Purchase Proposal and Adjournment Proposal are in the best interests of the Company and its shareholders and unanimously recommends that you vote or give instruction to vote:

“FOR” the Private Placement Proposal;

“FOR” the Asset Purchase Proposal; and

“FOR” the Adjournment Proposal.

YOUR VOTE IS IMPORTANT

WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING IN PERSON, WE ENCOURAGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE BY MARKING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. You may revoke your proxy or change your vote at any time before the Special Meeting. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished to you by such bank, broker or other nominee, which is considered the shareholder of record, in order to vote. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. Your broker or other agent cannot vote on these proposals.

If you fail to return your proxy card, grant your proxy electronically over the Internet, or vote by ballot in person at the Special Meeting, your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting. If you are a shareholder of record, voting in person by ballot at the Special Meeting will revoke any proxy that you previously submitted. If you hold your shares through a bank, broker or other nominee, you must obtain from the record holder a valid “legal” proxy issued in your name in order to vote in person at the Special Meeting.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors,

Moxian (BVI) Inc

Date: December 16, 2021	By:	/s/ Conglin (Forrest) Deng
	Name:	Conglin (Forrest) Deng
	Title:	Chief Executive Officer (Principal Executive Officer)

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following are answers to some questions that you, as a shareholder of Moxian (BVI) Inc (“MOXC” or the “Company”), may have regarding the SPA and the Purchase Agreement and related matters being considered at MOXC’s Special Meeting, which is referred to herein as the “Special Meeting”.

Q:	Why am I receiving this proxy statement?

A:	The board of directors of MOXC is soliciting your proxy to vote at the Special Meeting because you owned MOXC ordinary shares at the close of business on December 9, 2021, the “Record Date” for the Special Meeting, and are therefore entitled to vote at the Special Meeting. This proxy statement, along with a proxy card or a voting instruction card, is being mailed to shareholders on or about December 16, 2021. MOXC has made these materials available to you on the Internet, and MOXC has delivered printed proxy materials to you or sent them to you by mail. This proxy statement summarizes the information that you need to know in order to cast your vote at the Special Meeting. You do not need to attend the Special Meeting in person to vote your MOXC ordinary shares.

Q:	When and where will the Special Meeting be held?

A:	The Special Meeting will be held at 11:00 a.m., Beijing time, on December 28, 2021 at our executive offices at Unit 911, Tower 2, Silvercord, 30 Canton Road, Kowloon, Hong Kong Special Administrative Region, China.

Q:	On what matters will I be voting?

A:

(1) Private Placement Proposal: the Share Purchase Agreement (the “SPA”), dated December 6, 2021, by and among Moxian (BVI) Inc and certain non-U.S. accredited investors in connection with placement of 20,000,000 ordinary shares of the Company, at a price of $2.50 per share for aggregate gross proceeds of $50,000,000 (the “Private Placement”) and for purposes of complying with applicable Nasdaq Listing Rules, the issuance of more than 20% of the Company’s issued and outstanding ordinary shares in connection with the Private Placement (Proposal No. 1);

(2) Asset Purchase Proposal: the Asset Purchase Agreement, dated December 6, 2021, by and between Woodland Corporation Limited, a Hong Kong company and a wholly owned subsidiary of the Company (the “HK Subsidiary”), and Starta Technology Services Limited, a Hong Kong company (the “Seller”), for the purpose of purchasing certain bitcoin mining assets for a total consideration of $29.8 million (Proposal No. 2); and

(3) Adjournment Proposal: a proposal to adjourn the special meeting to a later meeting date if needed to permit the further solicitation of proxies if management determines that there are insufficient votes and proxies to approve one or more of the Private Placement Proposal and Asset Purchase Proposal.

The Asset Purchase Proposal is contingent on and conditional on approval of the Private Placement Proposal. If shareholders fail to approve the Private Placement Proposal, the Asset Purchase Proposal will also not be approved. Each of the Private Placement Proposal and Adjournment Proposal can be approved independently of the Asset Purchase Proposal.

Shareholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement. If the shareholders fail to adopt each step proposed, the transaction cannot be completed.

Q:	Why is MOXC proposing the Private Placement transaction?

A:	The Company’s decision to enter into the Private Placement followed a careful review of available options for raising capital. The Company has been operating at a loss for years and without the Private Placement, it is unlikely to be able to fund any new business opportunity. After identifying and discussing with a number of sophisticated non-U.S. investors, the Company structured the Private Placement in order to meet the capital needs of its proposed diversified business model and views the Private Placement as providing efficient access to capital to support its growth. The Board determined that the net proceeds from the Private Placement would provide valuable funding to support the continued execution of the Company’s growth strategy for diversification of its business. The Company selectively chose the investment in bitcoin mining assets and business with an aggregate purchase price of $29.8 million. With bitcoin mining business investment, the Company believes it will be well positioned to achieve its growth objectives.

Q:	Why is MOXC proposing the Asset Purchase transaction?

A:	Based on its due diligence investigations of the Seller and the industry in which it operates, including the information provided by the Seller in the course of their negotiations, the Board believes that purchasing the bitcoin mining equipment and assets as contemplated by the Purchase Agreement will provide MOXC shareholders with an opportunity to expand the Company’s business into a sector with significant growth potential. The Board believes our shareholders may benefit from the diversified business operations and its focus on the bitcoin mining business following completion of the transaction. However, there is no assurance we will be able to succeed in the bitcoin mining business or to achieve profits and anticipated growth.
Q:	What will the business of the Company be if the Private Placement Proposal and the Asset Purchase Proposal are consummated?

A:	Following approval of the Private Placement Proposal and the Asset Purchase Proposal and the consummation of the contemplated transactions, the Company plans to transition its current business in the online digital marketing industry to the bitcoin mining business.

Q:	Will MOXC continue operations after the closing?

A:	Yes. Immediately following the closing, MOXC’s operations will include its current operations as of the date of this proxy, together with the bitcoin mining operations and any new operations the Company may undertake.

Q:	What happens if I sell my shares after the Record Date, but before the Special Meeting?

A:	The Record Date is earlier than the date of the Special Meeting. If you transfer your shares of the Company after the Record Date but before the Special Meeting, you will retain your right to vote at the Special Meeting, but will transfer ownership of the shares and will not hold an interest in the Company with respect to such shares after the transaction is completed.

Q:	Will there be any controlling shareholder or shareholder group after the closing of the transaction?

A:	Yes. Our CEO exercises control over the Company prior to completion of the transaction based on his actual control over the Company and his ownership of 20.4% of all of the issued and outstanding shares and 43.4% of the voting power of the Company’s capital stock given the fact that his preferred shares are entitled to three votes per share. Upon issuance, the Investors will collectively become the largest shareholder group of the Company while none of the Investors will be considered the Company’s controlling shareholder individually.

Q:	Will the shares of Company ordinary shares received by the Investors in the transaction be subject to any transfer restrictions?

A:	The ordinary shares received by the Investors are not registered and will bear a restrictive legend in the form as set forth under Section 5.1 of the SPA. Until such time the shares may be sold pursuant to Rule 144 or Regulation S without any restriction as to the number of securities as of a particular date that can then be immediately sold, the Shares may bear a restrictive legend.

Q:	What will happen to MOXC if, for any reason, the transaction does not close?

A:	If, for any reason, the Private Placement Proposal and Asset Purchase Proposal do not close, the Company will continue to operate as it currently does, the Company will not issue and sell ordinary shares to the Investors, HK Subsidiary will not acquire the bitcoin mining assets as contemplated in the Purchase Agreement and will not be engaged in the bitcoin mining business.

Q:	How does MOXC’s board of directors recommend that I vote?

A:

The Company’s board of directors recommends that shareholders vote or give instruction to vote:

“FOR” the Private Placement Proposal;

“FOR” the Asset Purchase Proposal; and

“FOR” the Adjournment Proposal.

Q:	How do I vote?

A:

If you were a stockholder of record of the Company’s ordinary shares on the Record Date, you may vote in person at the Special Meeting or by submitting a proxy. Each ordinary shares that you own in your name entitles you to one vote, in each case, on the applicable proposals.

(1) You may submit your proxy by mail. You may submit your proxy by mail by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. If we receive your proxy card prior to this Special Meeting and if you mark your voting instructions on the proxy card, your shares will be voted:

● as you instruct, and

● according to the best judgment of the proxies if a proposal comes up for a vote at this Special Meeting that is not on the proxy card.

We encourage you to examine your proxy card closely to make sure you are voting all of your shares in the Company.

If you return a signed card, but do not provide voting instructions, your shares will be voted:

● FOR Proposal No. 1 to approve the SPA and the Private Placement transaction;

● FOR Proposal No. 2 to approve the Purchase Agreement and the bitcoin mining asset acquisition;

● FOR Proposal No. 3 to approve the adjournment of the Special Meeting to a later date;

(2) You may vote in person at the Meeting. We will pass out written ballots to any stockholder of record who wants to vote at the Meeting.

Q:	What vote is required to approve each proposal?

A:

The affirmative vote of the holders of a majority of votes cast by our ordinary shares and preferred shares that are present in person or by proxy at our special meeting is required to approve the Private Placement Proposal, provided we have quorum for the meeting. For the Private Placement Proposal, ordinary shares will have one vote per share, preferred shares will have three votes per share, and ordinary shares and preferred shares will be counted as a single group, with a majority of the votes cast required for approval.

The affirmative vote of the holders of a majority of votes cast by our ordinary shares and preferred shares that are present in person or by proxy at our special meeting is required to approve the Asset Purchase Proposal, provided we have quorum for the meeting. For the Asset Purchase Proposal, ordinary shares will have one vote per share, preferred shares will have three votes per share, and ordinary shares and preferred shares will be counted as a single group, with a majority of the votes cast required for approval.

Approval of the Adjournment Proposal whether or not a quorum is present, requires the affirmative vote of a majority of the votes cast by our shareholders entitled to vote.

Abstentions and broker non-votes will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions and broker non-votes do not count as votes cast.

Q:	How many votes do I and others have?

A:	Holders of ordinary shares are entitled to one vote for each share of MOXC ordinary shares held as of the Record Date. The Holder of preferred shares is entitled to three votes for each share of MOXC preferred shares held as of the Record Date. As of the close of business on the Record Date, there were 19,554,577 outstanding MOXC ordinary shares and 5,000,000 preferred shares. All preferred shares are beneficially owned by our Chief Executive Officer, Mr. Conglin Deng, who beneficially owns all outstanding preferred shares through Bridgeforrest (BVI) Inc.

Q:	How will our directors and executive officers vote on the Private Placement Proposal, Asset Purchase Proposal and Adjournment Proposal?

A:	The Company expects that its directors and executive officers will vote their shares in favor of the Private Placement Proposal, Asset Purchase Proposal and Adjournment proposal.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	If you fail to vote, your shares will not be counted for purposes of determining quorum or for purposes of the voting results. If you choose to appear for purposes of quorum but to abstain from voting, your shares will counted for purposes of determining whether we have quorum sufficient to hold the meeting but will not be counted for purposes of the voting results. For this reason, if we have quorum, a failure to vote and an abstention would both be disregarded at the meeting, but a failure to vote could result in the Special Meeting not reaching quorum, while an abstention would help us achieve quorum.

Q:	How many shares must be present to hold the Special Meeting?

A:	The presence in person or by proxy of a one-third (1/3) of the outstanding MOXC shares entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting. The inspector of election will determine whether a quorum is present. If you are a beneficial owner (as defined above) of the Company’s ordinary shares and you do not instruct your bank, broker or other nominee how to vote your shares on any of the proposals, your shares will not be counted as present at the Special Meeting for purposes of determining whether a quorum exists. Votes of shareholders of record who are present at the Special Meeting in person or by proxy will be counted as present at the Special Meeting for purposes of determining whether a quorum exists, whether or not such holder abstains from voting on all of the proposals. Please note that, both voting on the proposals and quorum will be determined based on whether one-third (1/3) of all ordinary shares and preferred shares, as a group, are present in person or by proxy. Because the preferred shares are entitled to three (3) votes per share, the attendance or absence of the preferred shareholders at the Special Meeting will have a significant effect on whether we are able to obtain quorum for the meeting. For all three Proposals, all ordinary shares and preferred shares will be combined for both quorum and voting purposes. As a result, the holder of preferred shares will have a disproportionate impact on the results of voting for the Proposals.

Q:	If I am a beneficial owner of MOXC ordinary shares, what happens if I don’t provide voting instructions? What is discretionary voting? What is a broker non-vote?

A:	If you are a beneficial owner and you do not provide voting instructions to your broker, bank or other holder of record holding shares for you, your shares will not be voted with respect to any proposal for which your broker does not have discretionary authority to vote. Discretionary voting and broker non-votes, respectively, allow brokers to vote on routine matters or appear for purposes of establishing quorum; however, discretionary voting and broker non-votes are not available at this Special Meeting. For this reason, we encourage all shareholders to appear in person or by proxy to ensure that quorum for the meeting exists so that the Proposals can be considered.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	If you sign and return your proxy card without indicating how to vote on any particular proposal, the ordinary shares represented by your proxy will be voted in favor of each such proposal. Proxy cards that are returned without a signature will not be counted as present at the Special Meeting and cannot be voted.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at the Special Meeting. You can do this in one of four ways:

● you can grant a new, valid proxy bearing a later date;

● you can send a signed notice of revocation;

● if you are a holder of record, you can attend the Special Meeting and vote in person, which will automatically cancel any proxy previously given, or you may revoke your proxy in person, but your attendance alone will not revoke any proxy that you have previously given; or

● if your ordinary shares are held in an account with a broker, bank or other nominee, you must follow the instructions on the voting instruction card you received in order to change or revoke your instructions.

Q:	Do I need identification to attend the Special Meeting in person?

A:	Yes. Please bring proper identification, together with proof that you are a record owner of MOXC ordinary shares. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement stating or showing that you beneficially owned MOXC ordinary shares on the record date. Acceptable proof of ownership is either (a) a letter from your broker stating that you beneficially owned MOXC stock on the Record Date or (b) an account statement showing that you beneficially owned MOXC stock on the Record Date.

Q:	When do you expect the transaction to be completed?

A:	We are working to complete the asset purchase acquisition as quickly as possible, and we expect to complete the Private Placement by December 31, 2021 and the Asset Purchase in the first quarter of 2022. However, we cannot assure you when or if the transaction will occur. The transactions are subject to shareholder approvals and other conditions, and it is possible that factors outside the control of us, our HK subsidiary and the Seller could result in the transaction being completed at a later time, or not at all. There may be a substantial amount of time between the Special Meeting and the completion of the transaction.

FORWARD-LOOKING STATEMENTS

This proxy statement, including information incorporated by reference into this proxy statement, contains forward-looking statements regarding, among other things, MOXC’s plans, strategies and prospects, both business and financial. Although MOXC believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, MOXC cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions including, without limitation, the factors described under “Risk Factors” from time to time in MOXC’s filings with the SEC. Many of the forward-looking statements contained in this presentation may be identified by the use of forward-looking words such as “believe”, “expect”, “anticipate”, “should”, “planned”, “will”, “may”, “intend”, “estimated”, “aim”, “on track”, “target”, “opportunity”, “tentative”, “positioning”, “designed”, “create”, “predict”, “project”, “seek”, “would”, “could”, “continue”, “ongoing”, “upside”, “increases” and “potential”, among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this presentation are set forth in other reports or documents that we file from time to time with the SEC, and include, but are not limited to:

●	the number and percentage of our public shareholders voting against the Private Placement Proposal, Asset Purchase Proposal and Adjournment Proposal;

●	the occurrence of any event, change or other circumstances that could give rise to the termination of the SPA and/or the Purchase Agreement;

●	changes adversely affecting the business in which the Company is engaged;

●	management of growth;

●	general economic conditions;

●	the Company’s business strategy and plans;

●	the result of future financing efforts; and

●	and the other factors.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement. All forward-looking statements included herein attributable to any of MOXC, the Investors, the Seller, or any person acting on either party’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, MOXC has no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events.

Before a stockholder grants its proxy or instructs how its vote should be cast regarding the Private Placement Proposal, the Asset Purchase Proposal or Adjournment Proposal, they should be aware that the occurrence of the events described in the “Risk Factors” section in the Company’s SEC filings and elsewhere in this proxy statement may adversely affect the Company.

PROPOSAL NO. 1

APPROVAL OF THE SHARE PURCHASE AGREEMENT AND ISSUANCE IN CONNECTION WITH THE PRIVATE PLACEMENT

(ITEM 1 ON THE PROXY CARD)

Background of the Private Placement

On December 6, 2021, we entered into a Share Purchase Agreement (the “SPA”) with eighteen individuals and a corporate investors (collectively, the “Investors”) that are non-U.S. persons and/or accredited investors. Pursuant to the SPA, we agreed to issue and sell to the Investors in a private placement (the “Private Placement”) 20,000,000 shares of the Company’s ordinary shares for $50 million, or a price per share of $2.5. The Private Placement is exempt from SEC registration pursuant to Regulation S or Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506(b) of Regulation D thereunder. The Company intends to use the proceeds from the Private Placement for working capital and general corporate purposes in support of its growth strategy.

The Company’s decision to enter into the Private Placement followed a careful review of available options for raising capital. The Company has been operating at a loss for years and without the Private Placement, it is unlikely to be able to fund any new business opportunity. After identifying and meeting with a number of sophisticated non-U.S. investors, the Company structured the Private Placement in order to meet the capital needs of its proposed diversified business model and views the Private Placement as providing efficient access to capital to support its growth.

The Board determined that the net proceeds from the Private Placement would provide valuable funding to support the continued execution of the Company’s growth strategy for diversification of its business lines and operations. The Company selectively chose the investment in bitcoin mining assets and business with an aggregate purchase price of $29.8 million. With bitcoin mining business investment, the Company believes it will be well positioned to achieve its growth objectives.

Reasons for Requesting Shareholder Approval

Under the SPA, as a condition to closing, the Company is required to: (a) receive the approval of the SPA and the private placement contemplated thereby by the shareholders of the Company, and (b) receive from Nasdaq the approval of any applicable application in connection with the issuance of the Shares, among other customary conditions.

Nasdaq Marketplace Rule 5635(d) (“Nasdaq Rule 5635(d)”) requires that a company with securities listed on Nasdaq obtain shareholder approval of the issuance of securities in connection with a transaction, other than a public offering, involving the sale, issuance or potential issuance of ordinary shares (or securities convertible into or exercisable for ordinary shares) equal to 20% or more of the then outstanding shares of ordinary shares or 20% or more of the voting power before the issuance of such additional shares at a price that is less than the lower of: (i) the closing price, as reported on Nasdaq, immediately preceding the signing of the binding agreement, and (ii) the average closing price of the ordinary shares, as reported on Nasdaq, for the five trading days immediately preceding the signing of the binding agreement.

Pursuant to Nasdaq Marketplace Rule 5635(c) (“Nasdaq Rule 5635(c)”), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company. In determining whether a change of control has occurred, Nasdaq may make the determination based upon the totality of the factors involved in the transaction. Generally, a change of control would occur when, as a result of the issuance, an investor or a group would own, or have the right to acquire, 20% or more of the outstanding shares of common stock or voting power and such ownership or voting power would be the largest ownership position. However, Nasdaq will consider all facts and circumstances concerning a transaction, including whether there are any other relationships or agreements between the company and the investor or investor group.

Pursuant to the SPA, the purchase price of the Company’s shares to be issued in the private placement is $2.5, less than the lower of the closing price of the Company’s ordinary shares on December 3, 2021 was $3.96, and (ii) the average closing price of the ordinary shares for the five trading days immediately prior to the signing of the SPA was $4.13.

As of December 6, 2021, the Company has issued and outstanding 19,554,577 ordinary shares and 5,000,000 preferred shares. Ordinary shares have one vote per share, and preferred shares have three votes per share. All preferred shares are beneficially owned by our Chief Executive Officer and a director, Mr. Conglin (Forrest) Deng, through Bridgeforrest (BVI) Inc., a holding company owned by him. Mr. Deng’s preferred shares give him in the aggregate 43.4% of the voting power of the Company’s capital stock. Holders of ordinary shares own approximately 56.6% of the voting power.

Assuming issuance of the maximum number of ordinary shares in the private placement, a total of 20,000,000 ordinary shares would be issued, representing approximately 50.6% of the total ordinary shares, and approximately 36.7% of the voting power of the Company’s capital stock. As a result, the aggregate number of shares of the Company’s ordinary shares in connection with the Private Placement exceeds the 20% threshold as of the date of the SPA with respect to both the outstanding ordinary shares and the voting power. Therefore, the transaction would result in a change of control of the Company under Nasdaq Rules 5635(c) and 5635(d).

Effect of Proposal on Current Shareholders

If the Private Placement Proposal is adopted, up to 20,000,000 ordinary shares would be issued in connection with the Private Placement, representing approximately 50.6% of outstanding ordinary shares and approximately 36.7% of the voting power of the Company’s capital stock. Our current shareholders would own an aggregate of 49.4% of outstanding shares of ordinary shares, and approximately 35.8% of the voting power of the Company’s capital stock.

Dilution. If shareholder approval is received, the transaction would also result in the issuance of shares of the Company’s Common Stock above the 20% Cap. The issuance of such shares would result in significant dilution to our current shareholders, and would afford our shareholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of the Company. However, the Company has been operating at a loss for years and without the Private Placement, it is unlikely to be able to fund any new business opportunity. Management believes that any dilution on existing shares will be in fact an improvement on their respective share of accumulated deficit as there will be more ordinary shares to participate in past and future losses.

Market Effects. Given the sale of significant quantities of the shares, the trading price of the ordinary shares could be materially and adversely affected.

Consequences Associated with the Failure to Approve this Proposal

We May Not be Able to Consummate the Private Placement on its Existing Terms. Under the SPA, the closing is conditioned on the approval of this Proposal No. 1 by the Company’s shareholders and Nasdaq’s approval of listing additional shares application in connection with the issuance of the Shares. Accordingly, if shareholders do not approve this Proposal No. 1, there can be no assurance that the Private Placement will be consummated on the same terms as set forth in the SPA. In addition, if shareholders do not approve this Proposal No. 1, the Company cannot provide assurance that it would be successful in raising funds pursuant to additional equity or debt financings or that such funds could be raised at prices that would not create substantial dilution for the Company’s existing shareholders.

Vote Required for Approval

The approval of the Private Placement Proposal requires the affirmative vote of holders of at least a majority of the votes cast by holders of outstanding shares of our ordinary shares and preferred shares represented in person or by proxy and entitled to vote thereon at the Special Meeting. Failure to vote by proxy or to vote in person at the Special Meeting, abstentions and broker non-votes will have no effect on the Asset Purchase Proposal.

Recommendation of the Board

This proposal will be considered approved if a majority of votes cast at the Special Meeting vote in favor of the proposal. You may vote “For,” “Against” or “Abstain” from voting on this proposal.

The Board of Directors unanimously recommends a vote “FOR” approval of this Proposal No. 1.

PROPOSAL NO. 2

APPROVAL OF THE ASSET PURCHASE AGREEMENT AND PROPOSED PURCHASE OF CERTAIN BITCOIN MINING ASSETS

(ITEM 2 ON THE PROXY CARD)

On December 6, 2021, Woodland Corporation Limited, a Hong Kong company and a wholly owned subsidiary of the Company (the “HK Subsidiary”), entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Starta Technology Services Limited, a Hong Kong company (the “Seller”), for the purpose of purchasing certain bitcoin mining assets (the “Purchased Assets”) from the Seller for a total consideration of $29.8 million. Our Board of Directors has considered the opportunities presented by acquiring the Purchased Assets and believes that it is in the best interests of the company and its shareholders to purchase the Purchased Assets listed in the Purchase Agreement.

Background of the Asset Purchase

On December 6, 2021, our HK Subsidiary entered into the Asset Purchase Agreement (the “Purchase Agreement”) with the Seller, for the purpose of acquiring the Purchased Assets from the Seller for a total consideration of $29.8 million. The Seller is engaged in the bitcoin mining business and owns various assets for bitcoin mining operations. Under the Purchase Agreement, conditioned on the satisfaction of the closing conditions set forth in the Purchase Agreement, the Seller would sell and transfer to our HK Subsidiary all of the Seller’s right, title, and interest in, to the Purchased Assets, free and clear of any lien, security interest, restriction or other encumbrance for the aggregate purchase price of $29.8 million. The Company intends to use proceeds from the Private Placement to fund its purchase of bitcoin mining assets and diversify its business.

Based on its due diligence investigations of the Seller and the industry in which it operates, including the information provided by the Seller in the course of their negotiations, the Board believes that purchasing the bitcoin mining equipment and assets as contemplated by the Purchase Agreement will provide MOXC shareholders with an opportunity to expand the Company’s business into a sector with significant growth potential. The Board believes our shareholders may benefit from the diversified business operations and its focus on the bitcoin mining business following completion of the transaction. However, there is no assurance we will be able to succeed in the bitcoin mining business or to achieve profits and anticipated growth.

The Company’s Board has considered the opportunities presented by acquiring such bitcoin mining assets and believes that it is in the best interests of the company and its shareholders to purchase all of such assets. With bitcoin mining business investment, the Company believes it will be well positioned to achieve its growth objectives.

Reasons for Requesting Shareholder Approval

Under the Purchase Agreement, as a condition to closing, the Company is required to receive the approval of the Purchase Agreement and the consummation of asset purchase transaction by the shareholders of the Company.

This Proposal No. 2 is conditioned upon the approval of the Private Placement Proposal. If the Private Placement Proposal is not approved, this Proposal No. 2 will have no effect, even if approved by our shareholders.

Consequences Associated with the Failure to Approve this Proposal

We May Not be Able to Consummate the Asset Purchase on its Existing Terms. Under the Purchase Agreement, the closing is conditioned on the approval of this Proposal No. 2 by the Company’s shareholders. Accordingly, if shareholders do not approve this Proposal No. 2, we may not be able to find other suitable investment or assets to purchase on the same or more favorable terms as that set forth in the Purchase Agreement. As a result, we would need to seek other opportunities for asset acquisition and diversification of our business.

Vote Required for Approval

The approval of the Private Placement Proposal requires the affirmative vote of holders of at least a majority of the votes cast by holders of outstanding shares of our ordinary shares and preferred shares represented in person or by proxy and entitled to vote thereon at the Special Meeting. Failure to vote by proxy or to vote in person at the Special Meeting, abstentions and broker non-votes will have no effect on the Asset Purchase Proposal.

Recommendation of the Board

This proposal will be considered approved if a majority of votes cast at the Special Meeting vote in favor of the proposal. You may vote “For,” “Against” or “Abstain” from voting on this proposal.

The Board of Directors unanimously recommends a vote “FOR” approval of this Proposal No. 2.

PROPOSAL 3: THE ADJOURNMENT PROPOSAL

(ITEM 2 ON THE PROXY CARD)

The Adjournment Proposal allows our Board of Directors to submit a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the special meeting to approve the consummation of the Acquisitions. In no event will the Company solicit proxies to adjourn the Special Meeting or consummate the proposed transactions beyond the date by which it may properly do so under BVI law. The purpose of the Adjournment Proposal is to provide more time for our shareholders to make purchases of public shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the Private Placement Proposal and the Asset Purchase Proposal.

In addition to an adjournment of the Special Meeting upon approval of an Adjournment Proposal, the board of directors of the Company is empowered to postpone the meeting at any time prior to the meeting being called to order. In such event, the Company will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its shareholders of the postponement.

Consequences if the Adjournment Proposal is not Approved

If an Adjournment Proposal is presented at the Special Meeting and such proposal is not approved by its shareholders, our board may not be able to adjourn the Special Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the Special Meeting to approve the consummation of the Private Placement Proposal and the Asset Purchase Proposal. In such event, the Private Placement Proposal and the Asset Purchase Proposal would not be completed.

Required Vote

Approval of the proposal to adjourn the Special Meeting, whether or not a quorum is present, requires the affirmative vote of a majority of the votes cast by the holders of our ordinary shares and preferred shares entitled to vote. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

OTHER MATTERS

As of the date of this proxy statement, the board of directors knows of no matters that will be presented for consideration at the Special Meeting other than as described in this proxy statement. If any other matters properly come before the Special Meeting or any adjournments or postponements of the meeting and are voted upon, the enclosed proxy will confer discretionary authority on the individuals named as proxy to vote the shares represented by the proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

APPENDIX A

SHARE PURCHASE AGREEMENT

股票购买协议

This SHARE PURCHASE AGREEMENT (the “Agreement”) is dated as of December 6, 2021 by and among Moxian (BVI) Inc, a British Virgin Islands company, (the “Company”), and individuals listed in Exhibit A  hereto and each affixes its signature on the signature page of this Agreement (each, a “Purchaser”; and collectively, the “Purchasers”).

本股票购买协议(“本协议”或”协议”)于2021年 12月6日，Moxian (BVI) Inc，一家英属维尔京群岛注册公司（”公司”），和附录A下所列的且在此合同签名页上签署的个人（”购买人”）之间合意签订。

RECITALS

前言

WHEREAS, the Company and the Purchasers are executing and delivering this Agreement in accordance with and in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933 (the “Securities Act”) and/or Regulation S (“Regulation S”) as promulgated under the Securities Act;

鉴于，根据美国证监会在修订的1933年证券法（”证券法”）的基础上制定的规则S（”规则S”），和/或证券法条文4(a)(2)下的豁免规定，公司和购买人在此签署和交换本协议；

WHEREAS, the Company is offering up to an aggregate of 20,000,000 ordinary shares, par value $0.001 per share, of the Company (the “Shares”), to the Purchasers listed in Exhibit A. The purchase price for each ordinary share is $2.50.

鉴于，公司在此要向购买人出售其公司合计20,000,000普通股股票，面值每股$0.001美元(“普通股”)，购买人名单在附表A当中。购买普通股每股价格是2.50美元。

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser hereby agree as follows:

鉴于此，公司和购买人认同双方经仔细考虑和双方合意，在此就以下内容表示同意：

ARTICLE I

第一条

Purchase and Sale of the Securities

证券的购买和销售

Section 1.1 Purchase Price and Closing.

第1.1节 购买价格和交割。

(a) Subject to the terms and conditions hereof, the Company agrees to issue and sell to each Purchaser and, in consideration of and in express reliance upon the representations, warranties, covenants, terms and conditions of this Agreement, the Purchasers agree to purchase for $2.50 per Share, such number of Shares for an aggregate price listed on the signature page hereto (the “Purchase Price”).

在以下条款和前提下，根据本协议的说明、保证、约定和条款规定，公司同意向购买人发行并出售普通股，购买人同意以美元2.50的价格购买普通股，购买股数及其总价列明在本协议附载的签字页中(“购买价格”)。

(b) Subject to all conditions to closing being satisfied or waived, the closing of the purchase and sale of the (the “Closing”) shall take place at the offices of Kaufman & Canoles, P.C., the Company’s legal counsel, on the day immediately following all closing conditions are satisfied or waived (the “Closing Date”).

在交割的所有条件被满足或豁免的前提下，普通股的买卖在所有条件都已满足或已取得豁免的当日时(“交割日”)在公司的律师代表凯福律师事务所的办公室进行交割(“交割”)。

(c) Subject to the terms and conditions of this Agreement, at the Closing the Company shall deliver or cause to be delivered to the Purchaser (i) a shareholder statement for such number of Shares, and (ii) any other documents required to be delivered pursuant to this Agreement. At the time of the Closing, the Purchaser shall have delivered its Purchase Price by wire transfer pursuant to the wire information or by check.

根据本协议的规定，在交割时公司应向购买人送达或使他人向购买人送达 (i) 写有购买人名字的普通股股东声明，以及(ii)其他任何根据本条款应送达的文件。在交割时，购买人应根据交本协议的汇款信息向公司汇入其购买资金，或以支票的方式支付。

ARTICLE II

第二条

Representations and Warranties

保证和承诺

Section 2.1 Representations and Warranties of the Company and its Subsidiaries. The Company hereby represents and warrants to the Purchaser on behalf of itself, its Subsidiaries (as hereinafter defined), as of the date hereof (except as set forth on the Schedule of Exceptions attached hereto with each numbered Schedule corresponding to the section number herein), as follows:

第2.1节 公司和其子公司的陈述和保证。公司在此代表其本身以及其子公司，就以下事项（但与本小段标号相对应的披露中的事项除外）作出陈述和保证：

(a) Organization, Good Standing and Power. The Company is a corporation or other entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization (as applicable) and respectively, has the requisite corporate power to own, lease and operate its properties and assets and to conduct its business as it is now being conducted. Except as set forth on Schedule 2.1(a), the Company and each of its Subsidiaries is duly qualified to do business and is in good standing in every jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary except for any jurisdiction(s) (alone or in the aggregate) in which the failure to be so qualified will not have a Material Adverse Effect (as defined in Section 2.1(g) hereof).

组织、合法持续性和权力。公司是在其管辖区内依法成立的，有效存续的经济实体，各自都有必需的公司权力来持有、出租和操作其财产和资产，并进行合法的商业运作。除非披露表2.1(a) 有不同的规定，公司以及其每一个子公司在其每个有商业行为和资产的管辖区内有合法资格进行经营并有良好的经营持续性，除了一些管辖，如果公司不能在这些区域内有合法资格经营也不会对公司的产生重大不良影响。

(b) Corporate Power; Authority and Enforcement. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, and to issue and sell the Shares in accordance with the terms hereof. The execution, delivery and performance of this Agreement by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action, and no further consent or authorization of the Company or its Board of Directors or stockholders is required. This Agreement constitutes, or shall constitute when executed and delivered, a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservator ship, receiver ship or similar laws relating to, or affecting generally the enforcement of, creditor’s rights and remedies or by other equitable principles of general application.

公司权力；授权和执行。公司有必须的公司权力和授权来签订和履行本协议下的义务。公司有必须的权力和授权按照本协议的规定来发行和出售普通股。公司对交易文件的签署、送达和履行和完成在此由所有必要的公司行为合法有效授权，不需要再由公司或董事会或股东会进一步的同意或授权。每一个交易文件在签署和送达时包括且应包括对于公司有效和有约束力的执行义务，除非适用的破产、解散、重组、延期偿付、清算、委托管理或其他有关的法律或其他衡平法原则会限制债权人的权利和补救。

(c) Capitalization. As of the date hereof, the authorized share capital of the Company consists of 50,000,000 preferred shares and 150,000,000 ordinary shares, of which 5,000,000 preferred shares and 19,554,577 ordinary shares are issued and outstanding. All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable. The Company has furnished to the Purchaser true, correct and complete copies of the Company’s Organizational Documents, as amended and as in effect on the date hereof, and the terms of all securities convertible into, or exercisable or exchangeable for, Shares and the material rights of the holders thereof in respect thereto.

股本。此协议日公司法定股本为50,000,000股优先股和150,000,000股普通股,其中5,000,000 股优先股和 19,554,577 股普通股已发行并流通。 所有此类流通股均已或在发行时将有效发行且已缴足且不可估价。 本公司已向买方提供真实、正确和完整的本公司组织文件副本，经修订并于本协议日期生效，以及所有可转换为、或可行使或可交换为股份的证券和重大权利的条款与此相关的持有人。

(i) except as set forth in Schedule 2.1(c)(i) hereto, no Ordinary Shares are entitled to preemptive, conversion or other rights and there are no outstanding options, warrants, scrip, rights to subscribe to, call or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company;

不存在有优先配股权、转换权或其他权利的普通股；不存在流通的期权、认购权、承诺购买权、或转换成公司股本的任何股份的其他权利, 除非在其本协议附件2.1(c)(i)进行披露；

(ii) there are no contracts, commitments, understandings, or arrangements by which the Company is or may become bound to issue additional shares of capital stock of the Company or options, securities or rights convertible into shares of capital stock of the Company;

不存在公司为一方当事人或受其约束的合同、承诺、备忘录或安排，公司需要因此而发行额外股本股份或发行期权、证券或转换股而获得公司的股本股份；

(iii) the Company is not a party to any agreement granting registration or anti-dilution rights to any person with respect to any of its equity or debt securities;

公司没有在任何协议中同意对任何股权证券或债权证券给予登记注册权和反稀释权；

(iv) the Company is not a party to, and it has no knowledge of, any agreement restricting the voting or transfer of any shares of the capital stock of the Company except as set forth in the Company’s Memorandum and Articles of Association, as amended and in effect on the date hereof (the “Charter”).

公司并未签署任何对公司股本的任何股份的投票权和股份转让进行限制的协议，公司对此种协议并不知情，除非是公司现行有效章程对股份转让进行了限制与规定；

(v) The offer and sale of all capital stock, convertible securities, rights, warrants, or options of the Company issued prior to the Closing complied with all applicable Federal and state securities laws, except where non-compliance would not have a Material Adverse Effect. The Company has furnished or made available to the Purchaser true and correct copies of the Charter. Except as restricted under applicable federal, state, local or foreign laws and regulations, the Articles, this Agreement, or as set forth on Schedule 2.1(c), no written or oral contract, instrument, agreement, commitment, obligation, plan or arrangement of the Company shall limit the payment of dividends on the Company’s Preferred Shares, or its Ordinary Shares.

公司在本次交易交割结算前发行的所有股本股票、可转证券、权益、期权的买卖都符合适用的联邦和州证券法的规定，除非这些违反不会对公司有重大不利影响。公司向购买人提供了真实正确的公司章程复印件。除了适用的联邦、州、当地、国外法律和规则，公司成立协议，本交易文件以及披露表2.1 (c)中的限制外，不存在任何书面或口头的合同、工具、协议、承诺、义务、计划或安排限制公司就其发行的普通股或优先股分配股息。

(d) Issuance of Securities. The Shares to be issued at the Closing have been duly authorized by all necessary corporate action, when paid for or issued in accordance with the terms hereof, shall be validly issued and outstanding, fully paid and non-assessable.

证券的发行。本交易结算时应发行的普通股已经必要的公司行为授权。与期权相对应的普通股在支付对价和发行时应符合本交易文件的要求，经必要的公司行为授权，有效发行和流通。

(e) [intentionally omitted]

(f) Commission Documents, Financial Statements. Except as set forth in Schedule 2.1(f), the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the annual report on Form 10-K for the period ended September 30, 2020 (the “Annual Report”) of the Company’s predecessor and other material filings pursuant to Section 13(a) or 15(d) of the Exchange Act (all of the foregoing including filings incorporated by reference therein being referred to herein as the “Commission Documents”). The Company has not provided to the Purchaser any material non-public information or other information which, according to applicable law, rule or regulation, was required to have been disclosed publicly by the Company but which has not been so disclosed, other than (i) with respect to the transactions contemplated by this Agreement, or (ii) pursuant to a non-disclosure or confidentiality agreement signed by the Purchaser. At the time of the respective filings, the Commission Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder and other federal, state and local laws, rules and regulations applicable to such documents. As of their respective filing dates, none of the Commission Documents contained any untrue statement of a material fact; and none omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Commission Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the Commission or other applicable rules and regulations with respect thereto. Such financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements), and fairly present in all material respects the consolidated financial position of the Company as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

证监会文件、财务报表。根据修订后的1934年证券交易法（”交易法”）的要求，除了披露表2.1(f)中列明的项目，公司向证监会申报了所有的报告、批露表、表格、说明书和其他文件，包括根据交易法第13(a) 或15(d) 节申报的材料（所有上述申报材料在本协议中统称为”证监会文件”）。根据相关适用法的规定，公司没有向购买人批露任何应当首先向公众批露而未批露的内部信息，但不包括(i) 与本协议中的交易相关的信息，或(ii) 根据购买人签署的不公开或内部保密协议而批露的信息。在每一次申报时，年报表格10-K和证监会文件都符合交易法的要求和证监会的规则以及其他联邦、州和当地的适用的法律、法规和规则。在每一次申报时，证监会文件都没有对重大事实的不实陈述，也没有遗漏重大事实或必要的信息，进行误导。证监会文件中包含的公司财务报表都符合当关的会计规则要求，证监会的相关公告规则和其他适用的法规和规则。这些财务报表都符合美国一般会计准则的要求，并在一定时期内保持数据一致(除非(i) 财务报表或记录中作不同的说明， 或(ii) 在未经审计的内部财务报表的情况下，报表可能不包含脚注或进行简化或为概要性报表)，并真实反映该季度内的公司合并财务情况，经营状况和该季度结束时的现金流(但在未审计的财务报表的情况下，应以正常年度结束时的调整数据为准)。

(g) No Material Adverse Effect. Except as disclosed in the Commission Documents of the Company (including the Company’s predecessor) and as set forth in Schedule 2.1(g), from August 13, 2021 (the “Interim Balance Sheet Date”) until the date of this Agreement, there has not been, with respect to the Company, any event or development that has had a Material Adverse Effect. For the purposes of this Agreement, “Material Adverse Effect” shall mean (i) any material adverse effect upon the assets, properties, financial condition, business or prospects of the Company, and its Subsidiaries, when taken as a consolidated whole, and/or (ii) any condition, circumstance, or situation that would prohibit or otherwise materially interfere with the ability of the Company to perform any of its material covenants, agreements and obligations under this Agreement.

无重大负面影响。除本公司（包括其前身）的 SEC 报告中披露的以及附表 2.1(g) 中规定的外，自 2021 年 8 月 13 日（”中期资产负债表日”）至本协议签署之日，没有,对公司而言，任何已产生重大不利影响的事件或发展。。出于本协议的目的，”重大负面影响”应指(i)任何公司以及在合并报表的情况下的子公司的经营、运作、财产或财务有任何重大负面影响的事件，和/或(ii)只要在任何条件、情况下会从任何重大方面阻止或重大干涉公司履行本协议下的任何重大承诺、协议和义务。

(h) [intentionally omitted]

(i) [intentionally omitted]

(j) Title to Assets. Except where non-compliance would not have a Material Adverse Effect, each of the Company and the Subsidiaries has good and marketable title to (i) all properties and assets purportedly owned or used by them as reflected in the Financial Statements, (ii) all properties and assets necessary for the conduct of their business as currently conducted, and (iii) all of the real and personal property reflected in the Financial Statements free and clear of any Lien. All leases are valid and subsisting and in full force and effect.

资产所有权。除非不会对公司造成重大不利影响，公司和每个子公司对以下资产有合法有市场价值的所有权（i）所有计入财务报表的其所有和使用的资产和财产，(ii) 目前经营所必需的资产和财产，以及 (iii) 所有没有担保质权的计入财务报表的不动产和个人财产。

(k) Actions Pending. There is no action, suit, claim, investigation, arbitration, alternate dispute resolution proceeding or any other proceeding pending or, to the knowledge of the Company, threatened against or involving the Company which questions the validity of this Agreement or the transactions contemplated hereby or thereby or any action taken or to be taken pursuant hereto or thereto. Except where the same would not have a Material Adverse Effect, there is no action, suit, claim, investigation, arbitration, alternate dispute resolution proceeding or any other proceeding pending or, to the knowledge of the Company, threatened against or involving the Company involving any of their respective properties or assets. To the knowledge of the Company, there are no outstanding orders, judgments, injunctions, awards or decrees of any court, arbitrator or governmental or regulatory body against the Company, the Subsidiaries or any of their respective executive officers or directors in their capacities as such.

未决诉讼。在公司知道的范围内，不存在任何未决的和任何在其他程序中诉讼、索赔、调查、仲裁、争议，针对或涉及公司或任何中国经营实体，会质疑本协议或本交易或相关交易行为的有效性；除非不会对公司公司造成重大不利影响，也没有任何涉及公司、子公司、中国经营实体的各自的财产或资产的相关程序。在公司知道的范围内，不存在任何待执行的判决、判令、禁止令、法庭决定、仲裁决定或政府或监管主体对公司或其各自的行政管理人员或董事的行政令。

(l) Compliance with Law. The Company and the Subsidiaries have all material franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals necessary for the conduct of their respective business as now being conducted by it unless the failure to possess such franchises, permits, licenses, consents and other governmental or regulatory authorizations and approvals, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

符合法律规定。公司和子公司拥有其进行各自经营所必须的连锁权、许可权、证书、同意或其他政府或监管机构授权和同意，除非公司和子公司不可能合理预期到没有该连锁权、许可权、证书、同意或其他政府或监管机构授权和同意会对公司经营造成重大负面影响。

(m) [intentionally omitted]

(n) No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated herein and therein do not and will not (i) violate any provision of the Company’s Charter, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Company is a party or by which it or its properties or assets are bound, (iii) create or impose a lien, mortgage, security interest, pledge, charge or encumbrance (collectively, “Lien”) of any nature on any property of the Company under any agreement or any commitment to which the Company is a party or by which the Company is bound or by which any of its respective properties or assets are bound, or (iv) result in a violation of any federal, state, local or foreign statute, rule, regulation, order, judgment or decree (including Federal and state securities laws and regulations) applicable to the Company or any of its subsidiaries or by which any property or asset of the Company or any of its subsidiaries are bound or affected, provided, however, that, excluded from the foregoing in all cases are such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect.

无冲突。公司签署、送达和履行交易文件以及交易内容，没有也不会(i)违反公司的成立协议或章程的任何条款，(ii) 与公司为一方当事人或财产受约束的任何存在的和承诺的合同、保证、契约、债券、租赁合同、融资工具相冲突或会给予他人任何终止、修改、取消上述法律文件的权利，(iii) 在公司在一方当事人或财产受约束的任何协议或承诺中使公司本身或公司的任何财产上创造或附加留置权、抵押权 、保证金权益、质押权、其他费用或财产负担（统称”留置权”），或(iv) 违反任何公司或其任何子公司适用的或其任何资产、不动产受影响或约束的联邦、州、当地或外国法律、规则、法规、法令、判决或命令（包括联邦和州的证券法规）；但如果上述的冲突、终止、修改、取消、违反不会对公司产生重大负面影响，则不应包括在内。

(o) Certain Fees. No brokers fees, finders fees or financial advisory fees or commissions will be payable by the Company with respect to the transactions contemplated by this Agreement.

特定费用。公司不需要根据本协议支付与本交易有关的中介费用、佣金费用或融资顾问费用或提成。

(p) [intentionally omitted]

(q) Intellectual Property. Each of the Company and the Subsidiaries owns or has the lawful right to use all patents, trademarks, domain names (whether or not registered) and any patentable improvements or copyrightable derivative works thereof, websites and intellectual property rights relating thereto, service marks, trade names, copyrights, licenses and authorizations, and all rights with respect to the foregoing, which are necessary for the conduct of their respective business as now conducted without any conflict with the rights of others, except where the failure to so own or possess would not have a Material Adverse Effect.

知识产权。公司和每个子公司对其各自进行经营所必需的全部专利、商标、知名品牌（不论是否注册）和任何其他可以申请专利的技术创新或衍生著作权、网站或其他知识产权、服务标识、商号、著作权、执照和授权拥有所有权或合法使用权，且不与他人的权利相冲突，但不包括那些即使不拥有也不会对公司产生重大不利影响的知识产权。

(r) Books and Record Internal Accounting Controls. Except as may have otherwise been disclosed in the Commission Documents, the books and records of the Company and the Subsidiaries accurately reflect in all material respects the information relating to the business of the Company and the Subsidiaries, the location and collection of their assets, and the nature of all transactions giving rise to the obligations or accounts receivable of the Company, or the Subsidiaries. Except as disclosed in the Company’s Commission Documents, the Company and the Subsidiaries maintain a system of internal accounting controls sufficient, in the judgment of the Company, to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate actions are taken with respect to any differences.

会计账目内部控制。除了在证监会文件作不同批露外，公司和子公司的会计账目准确体现了与公司和子公司经营有关的重大信息、资产的地点和保管、所有使公司和子公司承担义务或产生可记账收入的交易。除了在公司的证监会文件中的披露外，公司和子公司保持一个内部会计控制系统，根据公司的判断，该系统充分的提供以下合理保证：(i) 交易经公司管理层一般或特别授权，(ii) 交易的记账符合一般会计准则的要求，且维持了资产的可记录性，(iii) 资产的使用只有经管理层的一般或特别授权，(iv) 对现有资产和可入账资产按合理的差距进行了比较且针对该差别采取了合理的行动。

(s) [intentionally omitted]

(t) Transactions with Affiliates. Except as set forth in the Financial Statements or in the Commission Documents, there are no loans, leases, agreements, contracts, royalty agreements, management contracts or arrangements or other continuing transactions between (a) the Company on the one hand, and (b) on the other hand, any officer, employee, consultant or director of the Company or any person owning any capital stock of the Company or any member of the immediate family of such officer, employee, consultant, director or stockholder or any corporation or other entity controlled by such officer, employee, consultant, director or stockholder, or a member of the immediate family of such officer, employee, consultant, director or stockholder.

与关联人的交易。除了财务报表或证监会文件中说明的之外，没有存在于以下主体之间的贷款、租赁、协议、合同、使用协议、管理合同或安排或其他进行中的交易(a)一方主体为公司，且(b)对方主体为公司的管理人员、员工、顾问或董事，公司的持股人，或者为他们的直接亲属成员，或者任何受管理人员、员工，顾问、董事或他们的直接亲属成员控制的公司或实体。

(u) Private Placement. Assuming the accuracy of each Purchaser’s representations and warranties set forth in Section 2.2, no registration under the Securities Act is required for the offer and sale of the Shares by the Company to the Purchaser as contemplated hereby. The issuance and sale of the Shares hereunder does not contravene the rules and regulations of the Nasdaq Capital Market.

私募。假设每个购买人在第2.2节中的陈述和保证是准确无误的，根据证券法规定，公司在此协议下拟向购买人提供并出售的证券不需要注册。本协议下发行和销售的普通股不违反纳斯达克的规则和规定。

(v) Investment Company. The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Shares, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. The Company shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

投资公司。在1940年投资公司法案定义下，公司现在不是投资公司或投资公司的关联方，在收到普通股的支付后也不会成为投资公司或投资公司的关联方。公司应以一种使其不会成为需要注册的投资公司的方式经营业务。

(w) [intentionally omitted]

(x) No Integrated Offering. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 2.2, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Shares to be integrated with prior offerings by the Company for purposes of (i) the Securities Act which would require the registration of any such securities under the Securities Act, or (ii) any applicable shareholder approval provisions of the Nasdaq Capital Market on which any of the securities of the Company are listed or designated.

无集成募股。假设2.2节中购买人的陈述和保证是准确无误的，不论公司或是其关联方或代表他们的个人，均未直接或间接提供或出售或唆使对于普通股的购买，使本募股中出售的证券与公司之前的募股以以下目的进行整合，（i）在证券法下此出售的股票需要进行注册，或（ii）纳斯达克中任何针对公司上市证券可适用的股东批准票款。

(y) Auditors. For the fiscal year ended September 30, 2020, the independent public accounting firm of the Company’s predecessor was Centurion ZD CPA & Co.. To the knowledge and belief of the Company, such accounting firm: (i) is a PCAOB registered public accounting firm as required by the Exchange Act and the Sarbane-Oxley Act of 2002, and (ii) has expressed its opinion with respect to the financial statements included in the Annual Report of the Company’s predecessor.

审计师。本公司的审计师事务所就公司2020年9月30日截止的财政年度为Centurion ZD CPA & Co.。本公司认为且知晓此会计师事务所（i）是交易法下规定的注册会计师事务所，且（ii）已就公司（包括前身）2020年9月30日截止的财政年度年报中的财务报表提供审计意见。

Section 2.2 Representations and Warranties of the Purchaser. Each Purchaser, severally but not jointly, hereby makes the following representations and warranties to the Company as of the date hereof:

第2.2节 购买人的陈述和保证。各购买人，单独地而并非联合地，于此就以下事项作出仅与购买人自身相关的陈述和保证：

(a) No Conflicts. The execution, delivery and performance of this Agreement and the consummation by such Purchaser of the transactions contemplated hereby and thereby or relating hereto do not and will not conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of any agreement, indenture or instrument or obligation to which such Purchaser is a party or by which its properties or assets are bound, or result in a violation of any law, rule, or regulation, or any order, judgment or decree of any court or governmental agency applicable to such Purchaser or its properties (except for such conflicts, defaults and violations as would not, individually or in the aggregate, have a material adverse effect on such Purchaser). Such Purchaser is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement, provided, that for purposes of the representation made in this sentence, such Purchaser is assuming and relying upon the accuracy of the relevant representations and agreements of the Company herein.

无冲突。购买人签署、送达和履行交易文件以及交易内容，没有也不会在购买人在一方当事人或财产受约束的任何协议或承诺中使购买人本身或其任何财产上创造或附加留置权、抵押权 、保证金权益、质押权、其他费用或财产负担，或者使购买人违反任何适用购买人或其财产的任何法律、规则、规定、命令或判决或判令，但不会对购买人产生重大负面影响，则不应包括在内。购买人购买证券，签署、送达和履行本协议和其他交易文件不需要额外授权，但是在本句陈述的范围内，购买人依赖于公司相关陈述的准确性作出以上陈述。

(b) Status of Purchaser. The Purchaser is: (i) a “non-US person” as defined in Regulation S, and/or (ii) an “accredited investor” as that term is defined in Rule 501(a) of Regulation D. The Purchaser further makes the representations and warranties to the Company set forth on Exhibit B . Such Purchaser is not required to be registered as a broker-dealer under Section 15 of the Exchange Act and such Purchaser is not a broker-dealer, nor an affiliate of a broker-dealer.

购买人资格。购买人应为:(i)规则S定义下的 “非美国主体”, 或（ii）法规 D 的规则 501(a) 定义下的”经认可的投资者”。购买人作出附件B所列的非美国主体的额外陈述和保证。购买人不需要是证券交易法第15条下的注册的券商，并且也不是券商或券商的关联人。

(c) Reliance on Exemptions. The Purchaser understands that the Shares are being offered and sold to it in reliance upon specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying upon the truth and accuracy of, and the Purchaser’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Shares.

依赖于豁免。购买人知道在此出售的普通股是根据美国联邦和州证券法的登记注册要求的豁免出售的，公司依赖于购买人的声明、保证、同意、承认和认知的真实性和准确性，并对其的遵循，以决定这一豁免是否适用于购买人的购买证券行为。

(d) Information. The Purchaser and its advisors, if any, have had the opportunity to ask questions of management of the Company and its Subsidiaries and have been furnished with all information relating to the business, finances and operations of the Company and information relating to the offer and sale of the Shares which have been requested by the Purchaser or its advisors. Neither such inquiries nor any other due diligence investigation conducted by the Purchaser or any of its advisors or representatives shall modify, amend or affect the Purchaser’s right to rely on the representations and warranties of the Company contained herein. The Purchaser understands that its investment in the Shares involves a significant degree of risk. The Purchaser further represents to the Company that the Purchaser’s decision to enter into this Agreement has been based solely on the independent evaluation of the Purchaser and its representatives.

信息。购买人以及其顾问有机会向公司和子公司的管理层就公司的经营、财务和运作以及与此出售普通股有关的信息提问。购买人或其顾问所作的调查或尽职调查没有改变公司在此作出的陈述和保证。购买人明白他对普通股的投资有风险，并确认他的投资是在其对投资进行独自评估的基础上作出的。

(e) Governmental Review. The Purchaser understands that no United States federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the Shares.

政府审批。购买人明白美国联邦或州政府或其他行政机构没有审批或推荐出售该普通股。

(f) Transfer or Re-sale. The Purchaser understands that the sale or re-sale of the Shares has not been and is not being registered under the Securities Act or any applicable state securities laws, and the Shares may not be transferred unless (i) the Shares are sold pursuant to an effective registration statement under the Securities Act, (ii) the Purchaser shall have delivered to the Company an opinion of counsel that shall be in form, substance and scope customary for opinions of counsel in comparable transactions to the effect that the Shares to be sold or transferred may be sold or transferred pursuant to an exemption from such registration, which opinion shall be reasonably acceptable to the Company, (iii) the Shares are sold or transferred to an “affiliate” (as defined in Rule 144 promulgated under the Securities Act (or a successor rule) (“Rule 144”)) of the Purchaser who agrees to sell or otherwise transfer the Shares only in accordance with this Section 2.2(f) and who is a non-US person, (iv) the Shares are sold pursuant to Rule 144, or (v) the Shares are sold pursuant to Regulation S under the Securities Act (or a successor rule) (“Regulation S”). Notwithstanding the foregoing or anything else contained herein to the contrary, the Shares may be pledged as collateral in connection with a bona fide margin account or other lending arrangement.

转让或再出售。购买人明白此普通股不得根据证券法或适用的州证券法转让或再出售，除非 (i) 普通股是在证券法下根据有效的登记申请书出售；(ii)购买人向公司递交合格的法律意见书，说明普通股出售可以适用证券法下的豁免；(iii)普通股是出售或转让给”关联人”（关联人的定义见证券法下144规则 “144规则”），该关联人再次进行出售的受让人满足此条限制的规定，并且为非美国人；或(v) 普通股根据证券法下的规则S进行出售（”规则S”）。尽管有以上规定，普通股可以质押或借贷。

(g) Legends. The Purchaser understands that the Shares shall bear a restrictive legend in the form as set forth under Section 5.1 of this Agreement. The Purchaser understands that, until such time the Shares may be sold pursuant to Rule 144 or Regulation S without any restriction as to the number of securities as of a particular date that can then be immediately sold, the Shares may bear a restrictive legend in substantially the form set forth under Section 5.1 (and a stop-transfer order may be placed against transfer of the certificates evidencing such Shares).

限制交易说明。购买人明白普通股带有此合同第5.1条下所列的交易限制。购买人明白，除非出售根据证券法进行登记，或可以适用144规则或规则S进行出售，证券应带有此限制交易说明(并且针对此普通股的禁止转让令将有可能被颁布)。

(h) Residency. The Purchaser is a resident of the jurisdiction set forth immediately below such Purchaser’s name on the signature pages hereto.

购买人居住地和受管辖地列于本协议的签字页。

(i) No General Solicitation. The Purchaser acknowledges that the Shares were not offered to such Purchaser by means of any form of general or public solicitation or general advertising, or publicly disseminated advertisements or sales literature, including (i) any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media, or broadcast over television or radio, or (ii) any seminar or meeting to which such Purchaser was invited by any of the foregoing means of communications.

无一般劝诱。购买人承认公司要约出售普通股没有采取一般或公众劝诱或一般广告或公众广告或销售讲座的方式，包括(i) 任何广告、文章、通知或其他通过报纸、杂志或其他类似媒体登出的信息，或者电视或无线电广播，或(ii)任何通过上述沟通方式邀请购买人参与的讲座或会议。

(j) Rule 144. Such Purchaser understands that the Shares must be held indefinitely unless such Shares are registered under the Securities Act or an exemption from registration is available. Such Purchaser acknowledges that such Purchaser is familiar with Rule 144 and Rule 144A, of the rules and regulations of the Commission, as amended, promulgated pursuant to the Securities Act (“Rule 144”), and that such person has been advised that Rule 144 and Rule 144A, as applicable, permits resales only under certain circumstances. Such Purchaser understands that to the extent that Rule 144 or Rule 144A is not available, such Purchaser will be unable to sell any Shares without either registration under the Securities Act or the existence of another exemption from such registration requirement.

规则144。购买人明白普通股的持有的时长是不确定的，除非股票经登记注册或登记注册被豁免。购买人承认其熟知规则144和规则144A， 并被告知根据规则144和规则144A，股票只有在特定的情况下才被允许出售；并且在不能适用规则144和规则144A时，如果普通股没有登记注册或豁免，就不能出售。

(j) Brokers. The Purchaser does not have any knowledge of any brokerage or finder’s fees or commissions that are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other person or entity with respect to the transactions contemplated by this Agreement.

融资代理。据投资人所知，公司不需要支付任何其他融资代理、金融顾问、发现者、券商、投资银行、银行或其他个人或主体任何与本交易有关的中介费、发理费或佣金。

(k) Acquisition for Investment . The Purchaser is acquiring the Shares for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act. The Purchaser does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Shares.

投资目的。购买人为自己的账户购买股份，而不是为了或为了与公开销售或分销相关的转售，除非根据 1933 年法案登记或豁免的销售。 买方目前未与任何人直接或间接就分配任何股份达成任何协议或谅解。。

(l) Independent Investment Decision. The Purchaser has such knowledge, skill and experience in business, financial and investment matters such that the Purchaser is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the Purchaser’s own professional advisors, to the extent that the Purchaser has deemed appropriate, the Purchaser has made its own legal, tax, accounting, and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The Purchaser has considered the suitability of the Shares as an investment in light of their own circumstances and financial condition and the Purchaser is able to bear the risks associated with an investment in the Shares, and it is authorized to invest in the Shares. Such Purchaser understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to the Purchaser in connection with the purchase of the Shares constitutes legal, tax or investment advice.

独立的投资决定。该购买人在业务、财务和投资事项方面拥有知识、技能和经验，从而能够评估投资于股份的优点和风险。在买方自己的专业顾问的协助下，在买方认为合适的范围内，买方已对股份投资的优点和风险以及投资的后果进行了自己的法律、税务、会计和财务评估 这项协议。买方已根据其自身情况和财务状况考虑将股份作为投资的合适性，买方能够承担与投资股份相关的风险，并获授权投资于股份。。该购买人理解本协议，或由公司、公司代表向购买人提交的任何与购买股票有关的材料绝不构成法律，税务或投资方面的建议。本公司已向购买人建议该购买人应聘用自己的专业顾问。

ARTICLE III

第三条

Covenants

约定

The Company covenants with the Purchaser as follows, which covenants are for the benefit of the Purchaser and its permitted assignees (as defined herein).

出于购买人和他们的受让人的利益考虑，公司同意以下条款：

Section 3.1 Securities Compliance. The Company shall notify the Commission in accordance with its rules and regulations, of the transactions contemplated by any of this Agreement, and shall take all other necessary action and proceedings as may be required and permitted by applicable law, rule and regulation, for the legal and valid issuance of the Shares to the Purchaser or subsequent holders.

第3.1节 符合证券法的规定。公司应根据证券法的规定，向证监会通知申报交易文件，以及根据适用法律、法则和规则的要求，采取所有其他必需的行动和程序来有效合法的发行普通股。

Section 3.2 Confidential Information. The Purchaser agrees that such Purchaser and its employees, agents and representatives will keep confidential and will not disclose, divulge or use (other than for purposes of monitoring its investment in the Company) any confidential information which such Purchaser may obtain from the Company pursuant to financial statements, reports and other materials submitted by the Company to such Purchaser pursuant to this Agreement, unless such information is known to the public through no fault of such Purchaser or his or its employees or representatives; provided, however, that a Purchaser may disclose such information (i) to its attorneys, accountants and other professionals in connection with their representation of such Purchaser in connection with such Purchaser’s investment in the Company, (ii) to any prospective permitted transferee of the Shares, so long as the prospective transferee agrees to be bound by the provisions of this Section 3.2, or (iii) to any general partner or affiliate of such Purchaser.

第3.2节 保密信息。购买人同意其对于公司根据本协议和其他交易文件提供给购买人、购买人员工、代理事代理的财务报表、报告或其他材料中的内部信息会保密、不披露、不泄露或使用，除非该内部信息非因购买人的过错而为公众所知悉，但是购买人可以披露以下(i)向购买人的律师、会计和其他专业人士披露其向公司的投资；(ii) 只要未来的普通股受让人受本协议第3.2条约束，可以向未来受让人披露；或(iii)向购买人的一般合伙人或关联人披露。

Section 3.3 Compliance with Laws. The Company shall comply to comply in all material respects, with all applicable laws, rules, regulations and orders, except where non-compliance could not reasonably be expected to have a Material Adverse Effect.

第3.3节 符合法律。公司应在重大方面，符合相关的法律、法规、规则和命令的规定, 除非不符合不会对公司造成重大不利影响。

Section 3.4 Keeping of Records and Books of Account. The Company shall keep adequate records and books of account, in which complete entries will be made in accordance with GAAP consistently applied, reflecting all financial transactions of the Company, and in which, for each fiscal year, all proper reserves for depreciation, depletion, obsolescence, amortization, taxes, bad debts and other purposes in connection with its business shall be made.

第3.4节 记录和会计账册。公司应保存充分的记录和会计账册，与一般会计准则的记录规则相符，反映公司的所有金融交易。

Section 3.5 [intentionally omitted]

Section 3.6 No Manipulation of Price. The Company will not take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably be expected to constitute, the stabilization or manipulation of the price of any securities of the Company.

第3.6节 无操纵价格。公司不会直接或间接采取任何行动，意图或导致，或构成或合理预期会构成对公司证券价格的稳定和操纵。

Section 3.7 Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the securities in a manner that would require the registration under the Securities Act of the sale of the securities or that would be integrated with the offer or sale of the securities for purposes of the rules and regulations of the Nasdaq Capital Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

第3.7节 集成。公司不应出售、提供出售或唆使购买公司任何证券，或针对公司任何证券的进行交涉（依据证券法第2节定义），从而使此证券与证券法下所规定的方式注册的其他提供出售或出售的证券向整合，或与相关交易进行交割前需根据纳斯达克要求需要由股东批准的证券向整合，除非此交易在交割前已获得股东批准。

Section 3.8 Intentionally left blank

Section 3.9 Use of Proceeds. The Company shall use the net proceeds from the sale of the Shares hereunder for working capital and general corporate purposes and shall not use such proceeds: (a) for the redemption of any Ordinary Shares or Ordinary Shares Equivalents, or (b) in violation of FCPA or OFAC regulations.

第3.9节 所得款项用途。公司应将本协议下出售普通股的所得款项用于运营和公司日常支出，且不得将所得款项用于（a）赎回公司任何普通股或普通股等价物或（b）违反海外反腐败法或美国财政部海外资产控制法规。

For the purpose of this Agreement, the term “Ordinary Shares Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Ordinary Shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares.

仅就本协议而言，”普通股等价物”指公司或公司子公司任何授权持有人在任何时候可获得普通股的证券，包括但不限于，任何外债、优先股、权利、期权、权证或其他可以在任何时候可转换、可实行或可交换或使持有人在任何时候获得普通股的票据。

Section 3.10 Reporting Status. Until the date on which the Purchasers shall have sold all of the Shares (the “Reporting Period”), the Company shall timely file all reports required to be filed with the SEC pursuant to the Exchange Act (including any applicable extensions permitted for such filings), and the Company shall not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would no longer require or otherwise permit such termination.

第3.10节 报告状态。截止购买人将其普通股全部出售的当天（”报告期限”）为止，公司应适时的相SEC提交交易法案下要求的所有文件并不应终止其在交易法下需提交相关报告的发行人身份，即便交易法或其他法律法规无此规定或对于其发行人身份的终止已被批准。

ARTICLE IV

第四条

CONDITIONS

条件

Section 4.1 Conditions Precedent to the Obligation of the Company to Sell the Shares. The obligation hereunder of the Company to issue and sell the Shares is subject to the satisfaction or waiver, at or before the Closing, of each of the conditions set forth below. These conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion.

第4.1节 公司出售普通股的义务的前提条件。在此协议下，公司仅在以下各条件在交割时或交割之前被满足或被放弃时，才承担发行并向购买人出售普通股的义务。此等条件是基于公司的利益，公司可随时依据自己的决定选择放弃此等条件。

(a) Accuracy of the Purchaser’s Representations and Warranties. The representations and warranties of the Purchaser in this Agreement shall be true and correct in all material respects as of the date when made and as of the Closing Date  as though made at that time, except for representations and warranties that are expressly made as of a particular date, which shall be true and correct in all material respects as of such date.

购买人的陈述与保证的准确性。此协议中购买人的陈述与保证以在各个重大方面都应真实并且准确，此真实性和准确性是针对协议签署时和交割日来衡量，但是若陈述和保证中明示说明了产生日期，则按照此日期来衡量。

(b) Shareholder Approval. The Company shall have received the required approval of the Agreement and the transactions contemplated hereby by the shareholders of the Company;

股东批准.本公司应已获得本公司股东对协议及其拟进行的交易的必要批准；

(c) Performance by the Purchaser. The Purchaser shall have performed, satisfied and complied in all respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Purchaser at or prior to the Closing.

购买人的履行。在交割时或交割之前，购买人应在各方面履行，达到并符合购买人应履行，达到或符合此协议所必需的要求，合同和条件。

(d) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

无强制令。任何有管辖权的法院或政府机构不得制定，通过，颁布或支持任何禁止此协议中所述交易发生的法条，规则，规章，可执行命令，法令，判决或强制令。

(e) Delivery of Purchase Price. The Purchase Price for the Shares shall have been delivered to the Company.

购买价格的告知。普通股购买价格应已支付给公司。

(f) Delivery of this Agreement. This Agreement shall have been duly executed and delivered by the Purchaser to the Company.

合同的签署。购买人应签署此合同并递交至公司。

(g) Receipt of Nasdaq’s Approval. The Company shall receive from Nasdaq the approval of any applicable application  in connection with the issuance of the Shares.

收到纳斯达克的批准。公司应从纳斯达克收到对交易增发普通股申请的批准。

Section 4.2 Conditions Precedent to the Obligation of the Purchaser to Purchase the Shares. The obligation hereunder of the Purchaser to acquire and pay for the Shares offered in Offering is subject to the satisfaction or waiver, at or before the Closing, of each of the conditions set forth below. These conditions are for the Purchaser’s sole benefit and may be waived by such Purchaser at any time in its sole discretion.

第4.2节 购买人购买普通股的义务的前提条件。在此协议下，购买人仅在以下各个条件在交割时或交割之前被满足或被放弃时，才承担购买普通股并支付的义务。此等条件是基于购买人的利益，并且购买人可随时自行决定选择放弃此等条件。

(a) Accuracy of the Company’s Representations and Warranties. Each of the representations and warranties of the Company in this Agreement shall be true and correct in all respects as of the date when made and as of the Closing Date as though made at that time, except for representations and warranties that are expressly made as of a particular date, which shall be true and correct in all respects as of such date.

公司的陈述与保证的准确性。此协议中公司的陈述与保证在各个重大方面都应真实并且准确，此真实性和准确性是针对协议签署时和交割日来判定，但是若陈述和保证中明示说明了做出日期，则按照此日期来判定。

(b) Performance by the Company. The Company shall have performed, satisfied and complied in all respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing.

公司的履行。在交割时或交割之前，公司应在各方面履行，满足并符合所有公司履行，满足或符合此协议所必需的合意，合同和条件。

(c) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

无强制令。任何有管辖权的法院或政府机构不得制定，通过，颁布或支持任何禁止此协议中所述交易发生的法条，规则，规章，可执行命令，法令，判决或强制令。

(d) No Proceedings or Litigation. No action, suit or proceeding before any arbitrator or any governmental authority shall have been commenced, and no investigation by any governmental authority shall have been threatened, against the Company, or any of the officers, directors or affiliates of the Company seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions.

无诉讼程序或诉讼。不得在任何仲裁员或任何政府机构提起任何诉讼，案件或诉讼程序；任何政府机构不得针对公司，或公司的任何管理人员，董事会成员或附属机构发起调查，试图限制，禁止或改变此协议所述的交易或要去与此类交易有关的损害赔偿。

(e) Certificates. The Company shall have executed and delivered to each Purchaser a shareholder statement for the Shares being acquired by such Purchaser immediately after the Closing to such address set forth next to each Purchaser with respect to the Closing.

证书。公司应当在交割后立即签署并向每位购买人所购买的普通股送达一份股东声明。送达地址依交割时购买人的地址为准。

(f) Resolutions. The Board of Directors of the Company shall have adopted resolution consistent with Section 2.1(b) hereof in a form reasonably acceptable to such Purchaser (the “Resolution”).

决议。公司董事会应采纳与此协议中第2.1节(b)相一致的，在形式上可被此购买人合理的接受的决议（”决议”）。

(g) Material Adverse Effect. No Material Adverse Effect shall have occurred at or before the Closing Date.

重大负面影响。在交割日或交割日之前不得产生重大负面影响。

ARTICLE V

第五条

Stock Certificate Legend

股权证书上的说明

Section 5.1 Legend. Each of the Shares shall be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required by applicable state securities or “blue sky” laws):

第5.1节 限制交易说明。每普通股都应盖印或刻印有与下段文字基本相同的限制交易说明（此受限说明是对任何相关的州证券法或”蓝天”法下的限制交易说明的补充）：

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), OR ANY STATE SECURITIES LAW. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF MOXIAN (BVI) INC (THE “COMPANY”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT AND IN COMPLIANCE WITH ANY APPLICABLE LOCAL SECURITIES LAWS AND REGULATIONS, (C) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT AND IN COMPLIANCE WITH ANY APPLICABLE LOCAL SECURITIES LAWS AND REGULATIONS, (D) IN COMPLIANCE WITH THE EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OR (E) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF (C), (D) OR (E), THE HOLDER HAS DELIVERED TO THE COMPANY AND THE REGISTRAR AND TRANSFER AGENT AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY AND THE REGISTRAR AND TRANSFER AGENT TO SUCH EFFECT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES ARE PROHIBITED EXCEPT IN COMPLIANCE WITH THE 1933 ACT.”

此股权证书中的证券尚未按照1933年美国证券法（”1933法案”）或任何州证券法的要求进行登记。为了保障MOXIAN (BVI) INC（”公司”）的利益，持有人同意其购买的证券只可以在如下情况被邀约，出售，质押或转让：(a) 与公司之间的交易，(b) 根据有效的1933法案规定的申报登记表，并符合任何适用的当地证券法律和法规下进行的交易，(c) 1933法案第904条规定下符合任何适用的当地证券法律法规的美国境外交易，(d) 符合1933法案第144条规定的登记豁免，并符合任何适用的州证券法的交易, 或者 (e)不需要按照1933法案的要求登记，并符合任何适用的州证券法的交易——前提是在(c)，(d)或(e)所述的情况下，持有人已向公司，公司注册处以及过户代理人交付了符合他们要求的有关公认地位的法律意见书。此外，除非符合1933法案的要求，此股权证书中的证券不可以被用来进行对冲交易。

ARTICLE VI

第六条

Indemnification

补偿

Section 6.1 General Indemnity. The Company agrees to indemnify and hold harmless the Purchaser (and their respective directors, officers, managers, partners, members, shareholders, affiliates, agents, successors and assigns) from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorneys’ fees, charges and disbursements) incurred by the Purchaser as a result of any inaccuracy in or breach of the representations, warranties or covenants made by the Company herein. The Purchaser, severally but not jointly, agrees to indemnify and hold harmless the Company and its directors, officers, affiliates, agents, successors and assigns from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorneys’ fees, charges and disbursements) incurred by the Company as a result of any inaccuracy in or breach of the representations, warranties or covenants made by such Purchaser herein. The maximum aggregate liability of the Purchaser pursuant to its indemnification obligations under this Article VI shall not exceed the portion of the Purchase Price paid by the Purchaser hereunder. In no event shall any “Indemnified Party” (as defined below) be entitled to recover consequential or punitive damages resulting from a breach or violation of this Agreement.

第6.1节 常规补偿。公司同意补偿购买人（及其各自的董事会成员，高级职员，管理层人员，合伙人，成员，股东，附属机构，代理人，继承人和子实体）并保证其免受任何及所有的损失，责任，短缺，费用，损害赔偿和花销（包括但不限于，合理的律师费），以上所有损失都由购买人承担的，因公司做出的保证，陈述和协议中的不准确或违反了其中条款而产生。购买人同意分别但不连带的补偿公司及其董事会成员，附属机构，代理人，继承者和子实体，并使其免受任何及所有的损失，责任，短缺，费用，损害赔偿和花销（包括但不限于，合理的律师费），以上所有损失是由公司承担的，因购买人做出的保证，陈述和协议中的不准确或违反了其中条款而产生。购买人依此第6.1条中所述补偿而承担的最大的总责任不得超过此购买人所支付的购买价格。任何”受补偿方” （定义见下）不得享有因违反此协议而引起的间接损害赔偿或惩罚性损害赔偿。

Section 6.2 Indemnification Procedure. Any party entitled to indemnification under this Article VI (an “Indemnified Party”) will give written notice to the indemnifying party of any matters giving rise to a claim for indemnification; provided, that the failure of any party entitled to indemnification hereunder to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Article VI except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any action, proceeding or claim is brought against an Indemnified Party in respect of which indemnification is sought hereunder, the indemnifying party shall be entitled to participate in and, unless in the reasonable judgment of the Indemnified Party a conflict of interest between it and the indemnifying party may exist with respect of such action, proceeding or claim, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party. In the event that the indemnifying party advises an Indemnified Party that it will contest such a claim for indemnification hereunder, or fails, within thirty (30) days of receipt of any indemnification notice to notify, in writing, such person of its election to defend, settle or compromise, at its sole cost and expense, any action, proceeding or claim (or discontinues its defense at any time after it commences such defense), then the Indemnified Party may, at its option, defend, settle or otherwise compromise or pay such action or claim. In any event, unless and until the indemnifying party elects in writing to assume and does so assume the defense of any such claim, proceeding or action, the Indemnified Party’s costs and expenses arising out of the defense, settlement or compromise of any such action, claim or proceeding shall be losses subject to indemnification hereunder. The Indemnified Party shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party that relates to such action or claim. The indemnifying party shall keep the Indemnified Party fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. If the indemnifying party elects to defend any such action or claim, then the Indemnified Party shall be entitled to participate in such defense with counsel of its choice at its sole cost and expense. The indemnifying party shall not be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall be liable for any settlement if the indemnifying party is advised of the settlement but fails to respond to the settlement within thirty (30) days of receipt of such notification. Notwithstanding anything in this Article VI to the contrary, the indemnifying party shall not, without the Indemnified Party’s prior written consent, settle or compromise any claim or consent to entry of any judgment in respect thereof which imposes any future obligation on the Indemnified Party or which does not include, as an unconditional term thereof, the giving by the claimant or the plaintiff to the Indemnified Party of a release from all liability in respect of such claim. The indemnification required by this Article VI shall be made by periodic payments of the amount thereof during the course of investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred, so long as the Indemnified Party irrevocably agrees to refund such moneys if it is ultimately determined by a court of competent jurisdiction that such party was not entitled to indemnification. The indemnity agreements contained herein shall be in addition to (a) any cause of action or similar rights of the Indemnified Party against the indemnifying party or others, and (b) any liabilities the indemnifying party may be subject to pursuant to the law.

第6.2节 补偿程序。任何依据此第六条有权享有补偿的当事方（”受补偿方”）应就任何因此补偿而引出的诉讼请求向补偿方发出书面通知；前提是，若受补偿方未能发出此通知，补偿方仍需承担其在此第六条下的补偿责任，除非此不作为会对补偿方产生不公正结果。在就此补偿而向受补偿方提出的任何诉讼，诉讼程序或诉讼请求中，补偿方应有权参与其中并与法律顾问一起提出受补偿方合理的觉得满意的抗辩，除非依据受补偿方的合理的判断，存在利益冲突，并且补偿方很可能在此诉讼，诉讼程序或诉讼请求中胜出。若补偿方告知受补偿方其将应诉，或在收到任何关于补偿的通知后的三十（30）天内未能书面通知受补偿方其将选择自费应诉，调解或折中方式（或在应诉后的任何时候停止抗辩），则受补偿方可自由选择应诉，调解或其它折中方法，或支付此诉讼或诉讼请求的费用。在任何情况下，除非补偿方书面选择并确已开始抗辩，因此抗辩，调节或折中方式而产生的受补偿方的费用和花销应为可依此条款补偿的款项。受补偿方应就此诉讼或诉讼请求的协商或抗辩与补偿方全力合作，并向补偿方提供受补偿方可合理获取的与此诉讼或诉讼请求相关的所有信息。补偿方应将抗辩或任何调解协商的进展情况及时 通知受补偿方。若补偿方选择应诉此诉讼或诉讼请求，则受补偿方应有权自费与法律顾问参与到此抗辩中。补偿方不因任何未获其书面同意便生效的调解而承担责任，但是，若已将调解告知补偿方，但补偿方未能在收到此通知的三十（30）天内回应，则补偿方应对此调解承担责任。除非与此第六条规定相冲突，若未得到受补偿方的事先书面同意，补偿方不得同意调解或采用折中方式或同意任何要求受补偿方承担任何将来义务的判决或者不包含要求起诉方或原告免除所有受补偿方与此诉讼请求相关的所有责任这一无条件条款的判决。只要受补偿方同意（此同意为不可撤回）若适格法律管辖区的法院最终判定此当事方无权获得补偿，受补偿方将退还此所有补偿，则在调查或抗辩过程中收到的账单的款项，或在此期间产生的花销，损失，损害赔偿或责任的补偿应分期支付。此补偿协议是以下权利的补充（a）受补偿方针对补偿方所享有的任何诉因，及（b）任何补偿方可能依法承担的责任。

ARTICLE VII

第七条

Miscellaneous

其他条款

Section 7.1 Fees and Expenses. Except as otherwise set forth in this Agreement, each party shall pay the fees and expenses of its advisors, counsel, accountants and other experts, if any, and all other expenses, incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

第7.1节 费用和花销。除此协议所述，各当事方应自行支付其顾问，会计师和其他专家的费用和花销，以及所有其他与协商，准备，执行，送达和履行此协议有关的花销。

Section 7.2 Specific Enforcement, Consent to Jurisdiction.

第7.2节 特别履行，同意接受司法管辖。

(a) The Company and the Purchaser acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof or thereof, this being in addition to any other remedy to which any of them may be entitled by law or equity.

公司和购买人承认并同意一旦发生无法补救的损失，不得要求此协议的特别履行。双方也就此同意各方都有权要求强制令以阻止或消除此协议的违约情况，并要求执行此协议中的具体条款，此救济是对任何依据法律或衡平法可适用的救济的补充。

(b) Each of the Company and the Purchaser hereby irrevocably submits to the jurisdiction of the courts of Hong Kong SAR for the purposes of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or thereby. Each of the Company and the Purchaser consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this Section 7.2 shall affect or limit any right to serve process in any other manner permitted by law. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

公司和购买人就所有因此协议或其所述的交易而产生的诉讼或诉讼程序，接受位于香港特别行政区法院的管辖。公司和购买人同意在此类诉讼中送达服务可通过使用挂号信或第二日送达服务（需有送达的证明）或电子邮件、电话传真将依此协议所需的通知复印件送达至有效的地址，并同意此类送达是良好有效的法律文书送达和通知。第7.2节不得影响或限制任何其他法律允许的送达方式。各当事方就此放弃对个人送达法律文书的要求，同意以邮寄作为法律文书送达方式，并同意此类送达是良好有效的法律文书送达和通知。此条款不得限制任何其他法律所允许的有关法律文书送达的权利。

Section 7.3 Entire Agreement; Amendment. This Agreement contains the entire understanding and agreement of the parties with respect to the matters covered hereby and, except as specifically set forth herein, neither the Company nor any of the Purchaser makes any representations, warranty, covenant or undertaking with respect to such matters and they supersede all prior understandings and agreements with respect to said subject matter, all of which are merged herein. No provision of this Agreement may be waived or amended other than by a written instrument signed by the Company and the Purchaser, and no provision hereof may be waived other than by a written instrument signed by the party against whom enforcement of any such waiver is sought.

第7.3节 合同的完整性；修正。此协议中包含了合同各方对此协议的相关事项的完整理解和合意，除非此协议中明确指明，公司或购买人没有对此协议中所述事项做出其他任何陈述，保证，协议或承诺；针对所述事项的所有先前的理解和合意都合并到此协议中，并被此协议所取代。若无公司和购买人的书面同意，此协议的任何条款不得被取消或修改。

Section 7.4 Notices. All notices, demands, consents, requests, instructions and other communications to be given or delivered or permitted under or by reason of the provisions of this Agreement or in connection with the transactions contemplated hereby shall be in writing and shall be deemed to be delivered and received by the intended recipient as follows: (i) if personally delivered, on the business day of such delivery (as evidenced by the receipt of the personal delivery service), (ii) if mailed certified or registered mail return receipt requested, two (2) business days after being mailed, (iii) if delivered by overnight courier (with all charges having been prepaid), on the business day of such delivery (as evidenced by the receipt of the overnight courier service of recognized standing), or (iv) if delivered by electronic mail, on the business day of such delivery if sent by 6:00 p.m. in the time zone of the recipient, or if sent after that time, on the next succeeding business day. If any notice, demand, consent, request, instruction or other communication cannot be delivered because of a changed address of which no notice was given (in accordance with this Section 7.4), or the refusal to accept same, the notice, demand, consent, request, instruction or other communication shall be deemed received on the second business day the notice is sent (as evidenced by a sworn affidavit of the sender). All such notices, demands, consents, requests, instructions and other communications will be sent to the following addresses or facsimile numbers as applicable:

第7.4节 通知。所有通知，要求，同意，请求，指示和其他因此协议需要或允许的交流或与此协议中的交易相关的交流应以书面形式出现，在以下情况中，应被视为已送达并由预期的接收者收取：（i）若人力递送，则是递送的工作日（以人力递送服务的收据为证），（ii）若由要求回执的挂号信邮寄，则为邮寄后的两（2）个工作日，（iii）若使用第二日送达的快递服务（预付所有费用），则为递送的工作日（以具有一定公信力的第二日送达服务的收据为证），或（iv）若通过电子邮件，且在收信人当地时间下午六点前发出的，为电子邮件当天，若在其他时间，则为下一个工作日。若任何通知，要求，同意，请求，指示和其他交流因地址改变且未事前通知（须符合第7.4节要求），或者拒绝接收，则此通知，要求，同意，请求，指示和其他交流应视为在通知发出的第二个工作受到（以发送方的宣誓书为证）。所有此类通知，要求，同意，请求，指示和其他交流应递送至以下地址或传真号码：

If to the Company:

若至公司：

Unit 911, Tower 2, Silvercord, 30 Canton Road

Tsimshatsui

Hong Kong SAR

Attn: Mr. Conglin Deng, CEO

Telephone No.: +852 2961 4888

with copies (which shall not constitute notice) to:

同时复印件（不构成通知）寄至：

Kaufman & Canoles, P.C.

1021 East Cary Street, 14th Floor

Richmond, Virginia 23219

Attn: Anthony W. Basch, Esq.

Email: awbasch@kaufcan.com

If to Purchasers:

如至购买人：

The addresses listed on Exhibit A

在附件A中列明的地址

Any party hereto may from time to time change its address for notices by giving at least ten (10) days written notice of such changed address to the other party hereto.

任何当事方可时常更改通知所用的地址，但需提前十（10）天以书面形式告知另一方。

Section 7.5 Waivers. No waiver by any party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provisions, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

第7.5节 豁免。任何一方关于对某一条款，条件或要求违约的豁免不能视为未来或对其他条款，条件或要求的豁免。

Section 7.6 Headings. The section headings contained in this Agreement (including, without limitation, section headings and headings in the exhibits and schedules) are inserted for reference purposes only and shall not affect in any way the meaning, construction or interpretation of this Agreement. Any reference to the masculine, feminine, or neuter gender shall be a reference to such other gender as is appropriate. References to the singular shall include the plural and vice versa.

第7.6节 编号。此协议中的编号（包括但不限于各节编号以及附表和清单中的编号）仅是出于引用方便的考虑，不影响此协议的释义，解释或理解。任何分性别或不分性别的指代都应包括所有性别的指代。任何单数名词包应包括其相对应的复数名词，反之亦然。

Section 7.7 Successors and Assigns. This Agreement may not be assigned by a party hereto without the prior written consent of the Company or the Purchaser, as applicable, provided, however, that, subject to federal and state securities laws, a Purchaser may assign its rights and delegate its duties hereunder in whole or in part to an affiliate or to a third party acquiring all or substantially all of its Shares in a private transaction without the prior written consent of the Company or the other Purchaser, after notice duly given by such Purchaser to the Company provided, that no such assignment or obligation shall affect the obligations of such Purchaser hereunder and that such assignee agrees in writing to be bound, with respect to the transferred securities, by the provisions hereof that apply to the Purchaser. The provisions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

第7.7节 继承者和子实体。若未获得公司和购买人的事前书面同意，各当事方公司不得转让本协议；但是，依据联邦和州的证券法或交易文件所述，在未获得公司或其他购买人的事前书面同意下，但此购买人告知公司之后，购买人可向附属机构或在非公开交易中收购了其全部或基本全部证券的第三方转让其全部或部分权利及义务；但是，此权利或义务的转让会影响此购买人在协议下的义务，此受转让者书面同意就被转让的证券以及接受此协议中适用于此购买人的条款的约束力。此协议的条款对允许的各继承者和子实体具有约束力。除在此协议中明示之外，此协议的条款，明示或暗含的，都不赋予除协议中的当事方及其各自的继承者和子实体任何权利，救济，义务或责任。

Section 7.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the British Virgin Islands. This Agreement shall be interpreted or construed with any presumption against the party causing this Agreement to be drafted.

第7.8节 适用法律。此协议应根据英属维尔京群岛法执行和解释。此协议适用”对起草人不利”的原则。

Section 7.9 Survival. The representations and warranties of the Company and the Purchaser shall survive the execution and delivery hereof and the Closing hereunder for a period of three (3) years following the Closing Date.

第7.9节 存续。公司和购买人的保证与陈述在此协议签署和送达后继续有效，有效期为交割日之后的三年。

Section 7.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

第7.10节 副本。此协议可在多个副本上签署，每一份副本都可视为原件，所有副本都可视为同一协议并且在各方签署并送达本协议另一方时生效，当事方无需签署每一份副本。若签名是通过传真发送，此传真签名对签署方的约束力与将此传真签名视为原件的约束力相同

Section 7.11 Severability. The provisions of this Agreement are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement and such provision shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible.

第7.11节 可分割性。此协议中的条款具有可分割性，若具有适格管辖权的法院判定此协议和交易文件中的任意条款无效，不合法或不可执行，其他条款的效力不受影响，并且在解释此有效条款时，应将无效的条款视为不存在，以便有效条款能在最大程度上被执行。

Section 7.12 Individual Capacity. Each Purchaser enters into this Agreement on its own capacity, and not as a group with other Purchasers. Each Purchaser, severally but not jointly, makes representations and warranties contained under this Agreement.

第7.12节 个人名义。各购买人是以其个人名义签署此合同，而非与其他购买人为一个团体。各购买人，独立地而非联合地，作出此合约下包含的陈述和保证。

Section 7.13 Termination. This Agreement may be terminated prior to Closing by mutual written agreement of the Purchaser and the Company.

第7.13节 终止。此协议可在交割前由购买人和公司双方书面同意终止。

Section 7.14. Language. The Agreement is in both English and Chinese, which both have binding effects. If there is any conflict between the English and Chinese language, English language prevails.

第7.14节 语言。本协议含有英文和中文，英文和中文都有约束力。如两个语言版本有冲突，以英文版本为准。

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

[余页故意留空；下页为签名页]

[Signature Page of the Company]

[公司的签字页]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officer as of the date first above written.

在此各方确认和签署。

The Company:	MOXIAN (BVI) INC
公司

By:
	Name:	Conglin Deng
	Title:	Chief Executive Officer
首席执行官

[Signature Page of the Purchaser]

[购买人签字页]

IN WITNESS WHEREOF, the Purchaser has caused this Agreement to be duly executed individually or by its authorized officer or member as of the date first above written.

购买人在此确认和同意协议的条款，并有效签署该协议。

The Purchaser:

购买人:

By:
签字
Name:
名称

Number of Shares Purchased （购买的普通股数）:

Purchase Price（购买价格）: US$

Address and Contacts of Purchaser

购买人的地址和联系方式

_________________________________

_________________________________

_________________________________

_________________________________

_________________________________

_________________________________

Telephone（电话）:

Email（电子邮箱）:

Exhibit A

Schedule of Purchasers

Exhibit B

Additional Representations and Warranties of the Purchaser

APPENDIX B

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of December 6, 2021, is entered into by and between Woodland Corporation Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Moxian (BVI) Inc, a British Virgin Islands company (the “Purchaser”), and Starta Technology Services Limited, a company incorporated in Hong Kong (the “Seller”). Each of the parties to this Agreement is individually referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used in this Agreement have the meanings given to such terms herein, as such definitions are identified by the cross-references set forth in Exhibit A attached hereto.

RECITALS

WHEREAS, Seller is engaged in the bitcoin mining business;

WHEREAS, Seller wishes to sell and assign to Purchaser, and Purchaser wishes to purchase and assume from Seller, various assets related to the mining of bitcoins as specified in Exhibit B ( the “Purchased Assets”), subject to the terms and conditions set forth herein;

WHEREAS, Seller acknowledges that any and all rights, title and/or privilege to the Purchased Assets are being forever discharged, sold and transferred to Purchaser upon the consummation of the transactions contemplated hereof;

WHEREAS, as a condition to Closing, Purchaser shall obtain the approvals of its sole shareholder, Moxian (BVI) Inc (“Moxian”), and of Moxan’s shareholders; and

WHEREAS, the foregoing recitals are true and accurate, express the intentions of the Parties hereto, and are hereby incorporated by this reference into this Agreement;

NOW, THEREFORE, in consideration of the foregoing and of the mutual promises, covenants, representations, warranties, and agreements contained herein, and intending to be legally bound, Seller and Purchaser agree as follows:

ARTICLE I

SALE AND PURCHASE OF ASSETS

Section 1.01 Assets to be Purchased. Upon satisfaction of all conditions to the obligations of the parties contained herein (other than such conditions as shall have been waived in accordance with the terms hereof), Seller shall sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase from Seller, at the Closing (as defined in Section 2.01), all of Seller’s right, title, and interest in, to the Purchased Assets, free and clear of any mortgage, pledge, lien, charge, security interest, claim, community property interest, restriction of any kind (including any restriction on use, transfer, receipt of income, or exercise of any other ownership attribute), or other encumbrance (each, an “Encumbrance”), for the consideration specified in Section 1.02.

Section 1.02 Purchase Price. The aggregate purchase price for the Purchased Assets shall be US$29,800,000 (the “Purchase Price”). Purchaser shall pay the Purchase Price by wire transfer to Seller of immediately available funds in accordance with the wire transfer instructions provided by Seller.

ARTICLE II

CLOSING; DOCUMENTS OF CONVEYANCE

Section 2.01 Closing. Subject to the satisfaction of the conditions set forth in Article III, Article IV, Article VII and Article VIII, the purchase and sale contemplated hereby shall be consummated at a closing (referred to herein as the “Closing”) .

Section 2.02 Actions to be Taken at the Closing. At the Closing, the Parties will take the following actions and deliver the following documents:

(a) At the Closing, Seller shall deliver to Purchaser the following:

(i) Seller will execute and deliver to Purchaser (A) all Bills of Sale, (B) all Assignment Agreements, and all other conveyance and transfer documentation required for conveyance of the Purchased Assets. All instruments of conveyance shall be free of all Encumbrances and Obligations and shall be in form and substance satisfactory to Purchaser;

(ii) a certificate of the Secretary (or equivalent officer) of Seller certifying as to (A) the resolutions of the board of directors and the shareholders of Seller, which authorize the execution, delivery, and performance of this Agreement, the Bill of Sale, the Assignment Agreement, and the other agreements, instruments, and documents required to be delivered in connection with this Agreement or at the Closing (collectively, the “Transaction Documents”) and the consummation of the transactions contemplated hereby and thereby, and (B) the names and signatures of the officers of Seller authorized to sign this Agreement and the other Transaction Documents;

(iii) any and all documentation relating to the Purchased Assets being purchased hereunder as set forth throughout this Agreement and not previously delivered, including specifically the formula, recipe and “know-how” relating to the manufacturing and production of B100%â;

(iv) a certificate from Seller, signed by its authorized person representing that the Representations and Warranties set forth in Section IV hereof, are all true, complete and correct and remain in full force and effect.

(b) At the Closing, Purchaser shall deliver to Seller the following:

(i) the Purchase Price (less any amounts which may be withheld for outstanding tax Liabilities);

(ii) the Assignment Agreement duly executed by Purchaser;

(iii) a certificate of the Secretary (or equivalent officer) of Purchaser certifying as to (A) the resolutions of the board of directors of Purchaser, which authorize the execution, delivery, and performance of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby, and (B) the names and signatures of the officers of Purchaser authorized to sign this Agreement and the other Transaction Documents; and

Section 2.03 Transfer of Possession. Simultaneously with Closing, Seller shall give Purchaser full possession and enjoyment of the Purchased Assets.

ARTICLE III

DELIVERIES AND DUE DILIGENCE PRIOR TO CLOSING

Section 3.01 Seller’s Deliveries. Seller shall deliver to Purchaser, within five (5) days from the date of execution hereof, any and all documentation relating to Seller’s acquisition and ownership of the Purchased Assets. Such documentation shall include all papers, documents, computerized databases and records of Seller relating to the Purchased Assets in Seller’s possession, including without limitation all corporate, marketing records, purchase records, accounting and financial records and maintenance and production records, documents and information relating to the production and manufacturing, including “know-how,” trade secrets, and other reasonable documents as requested by Purchaser relating to the Business or the Purchased Assets Seller’s Deliveries shall be treated as confidential information and if for any reason Seller’s Deliveries are delivered to Purchaser, but the transaction does not complete, all Seller’s Deliveries will be returned to Seller, and Purchaser will not retain, directly or indirectly, any copies thereof.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to and for the benefit of Purchaser as follows as of the date hereof and as of the Closing Date:

Section 4.01 Authority of Seller. Seller is a corporation duly organized, validly existing, and in good standing under the Laws of Hong Kong SAR. Seller has full corporate power and authority to enter into this Agreement and the other Transaction Documents to which Seller is a party, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and any other Transaction Document to which Seller is a party, the performance by Seller of its obligations hereunder and thereunder, and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate, board, and shareholder action on the part of Seller. This Agreement and the Transaction Documents constitute legal, valid, and binding obligations of Seller enforceable against Seller in accordance with their respective terms.

Section 4.02 No Conflicts or Consents. The execution, delivery, and performance by Seller of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) violate or conflict with any provision of the certificate of incorporation, by-laws, or other governing documents of Seller; (b) violate or conflict with any provision of any statute, law, ordinance, regulation, rule, code, constitution, treaty, common law, other requirement, or rule of law of any Governmental Authority (collectively, “Law”) or any order, writ, judgment, injunction, decree, stipulation, determination, penalty, or award entered by or with any Governmental Authority (“Governmental Order”) applicable to Seller or the Purchased Assets; (c) require the consent, notice, declaration, or filing with or other action by any individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity (“Person”) or require any permit, license, or Governmental Order; (d) violate or conflict with, result in the acceleration of, or create in any party the right to accelerate, terminate, modify, or cancel any Contract to which any of the Purchased Assets are subject (including any Assigned Contract); or (e) result in the creation or imposition of any charge, claim, pledge, equitable interest, lien, security interest, restriction of any kind, or other encumbrance (“Encumbrance”) on the Purchased Assets.

Section 4.03 Title to the Purchased Assets. Seller has, and will have at the Closing, good, valid and marketable title to all of the Purchased Assets, free and clear of any liens. Seller has not sold, transferred, assigned or conveyed any of its right, title and interest, or granted or entered into any option to purchase or acquire any of its right, title or interest, in and to any of the Purchased Assets. No third party has any option or right to acquire Seller’s Purchased Assets. All such Purchased Assets are free and clear of Encumbrances.

Section 4.04 Condition and Sufficiency of Assets. All the Purchased Assets are in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put. conducted prior to and as of the Closing.

Section 4.05 Legal Proceedings; Governmental Orders.

(a) There are no claims, actions, causes of action, demands, lawsuits, arbitrations, inquiries, audits, notices of violation, proceedings, litigation, citations, summons, subpoenas, or investigations of any nature, whether at law or in equity (collectively, “Actions”) pending or, to Seller’s knowledge, threatened against or by Seller: (i) relating to or affecting the Purchased Assets; or (ii) that challenge or seek to prevent, enjoin, or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

(b) There are no outstanding Governmental Orders against, relating to, or affecting the Purchased Assets.

Section 4.06 Full Disclosure. This Agreement, and all documents delivered by Seller to Purchaser in connection with the transactions contemplated herein, do not (i) contain any representation, warranty or information that is false or misleading with respect to any material fact, or (ii) omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein not false or misleading.

Section 4.07 Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of Seller.

ARTICLE V

Representations and warranties of Purchaser

Purchaser represents and warrants to and for the benefit of Purchaser as follows as of the date hereof and as of the Closing Date:

Section 5.01 Organization and Authority of Purchaser. Purchaser is a corporation duly organized, validly existing, and in good standing under the Laws of Hong Kong SAR. Purchaser has full corporate power and authority to enter into this Agreement and the other Transaction Documents to which Purchaser is a party, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Purchaser of this Agreement and any other Transaction Document to which Purchaser is a party, the performance by Purchaser of its obligations hereunder and thereunder, and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Purchaser. This Agreement and the Transaction Documents constitute legal, valid, and binding obligations of Purchaser enforceable against Purchaser in accordance with their respective terms.

Section 5.02 No Conflicts; Consents. The execution, delivery, and performance by Purchaser of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) violate or conflict with any provision of the certificate of incorporation, by-laws, or other organizational documents of Purchaser; (b) violate or conflict with any provision of any Law or Governmental Order applicable to Purchaser; or (c) require the consent, notice, declaration, or filing with or other action by any Person or require any permit, license, or Governmental Order.

Section 5.03 Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of Purchaser.

Section 5.04 Legal Proceedings. There are no Actions pending or, to Purchaser’s knowledge, threatened against or by Purchaser that challenge or seek to prevent, enjoin, or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

ARTICLE VI

DELIVERIES AND CONDUCT OF THE PARTIES AFTER CLOSING

Section 6.01 Cooperation. Purchaser and Seller will cooperate upon and after the Closing Date in effecting the orderly transfer of the Purchased Assets to Purchaser. Without limiting the generality of the foregoing, Seller, at the request of Purchaser without additional consideration, but with reimbursement for all additional expenses incurred by Seller preparing such documentation, will execute and deliver from time to time such further instruments of assignment, conveyance and transfer, will sign any documents necessary or useful to ensure that all of the right, title and interest in and to the Purchased Assets vests in Purchaser, will cooperate in the conduct of litigation and the processing and collection of insurance claims, and will take such other actions as may reasonably be required to convey and deliver to Purchaser more effective title to the Purchased Assets, or to confirm and perfect Purchaser’s title thereto, as contemplated by this Agreement.

ARTICLE VII

CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER.

The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

Section 7.01 Accuracy of Representations. Each of the representations and warranties made by Seller in this Agreement and in each of the other agreements and instruments delivered to Purchaser and Purchaser in connection with the transactions contemplated by this Agreement shall have been materially accurate in all respects as of the date of this Agreement, and shall be materially accurate in all respects as of the Closing Date as if made on the Closing Date.

Section 7.02 Performance of Covenants. Each covenant or obligation that Seller is required to comply with or to perform at or prior to the Closing shall have been materially complied with.

Section 7.03 Consents and approvals. All Consents or approvals required to be obtained in connection with the transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect.

Section 7.04 Agreements and Documents. Purchaser shall have received a certificate executed by Seller containing the representation and warranty of Seller that each of the representations and warranties set forth in Articles III and IV are accurate in all material respects as of the Closing Date as if made on the Closing Date and that the conditions set forth in Article VI have been duly satisfied.

Section 7.05 Disclosure Schedules. Seller shall have delivered the completed Disclosure Schedules to Purchaser prior to the Closing Date.

ARTICLE VIII

CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER.

The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of the following conditions:

Section 8.01 Accuracy of Representations. Each of the representations and warranties made by Purchaser in this Agreement and in each of the other agreements and instruments delivered to Seller in connection with the transactions contemplated by this Agreement shall have been accurate in all respects as of the date of this Agreement, and shall be accurate in all respects as of the Closing Date as if made on the Closing Date.

Section 8.02 Performance of Covenants. All of the covenants and obligations that Purchaser is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all respects.

Section 8.03 Consents and Approval. All Consents or approvals required to be obtained in connection with the transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect.

Section 8.04 Agreements and Documents. Seller shall have received a certificate executed by Purchaser, and containing the representation and warranty that each of the representations and warranties set forth in Articles III and IV are accurate in all material respects as of the Closing Date as if made on the Closing Date and that the conditions set forth in Article VII have been duly satisfied.

ARTICLE IX

MISCELLANEOUS

Section 9.01 Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at, or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

Section 9.02 Fees and Expenses. All fees, costs and expenses (including legal fees and accounting fees) that have been incurred or that are incurred in the future by any party in connection with the transactions contemplated by this Agreement, including all fees, costs and expenses incurred by such party in connection with or by virtue of (a) any investigation and review conducted by such party of the other party’s business (and the furnishing of information in connection with such investigation and review), (b) the negotiation, preparation and review of this Agreement and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by this Agreement, (c) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement, and the obtaining of any Consent required to be obtained in connection with any of such transactions, and (d) the consummation of the transactions contemplated hereby shall be paid: (i) by Purchaser, if incurred by Purchaser; and (ii) by Seller, if incurred by Seller.

Section 9.03 Attorneys’ Fees. If any action or proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

Section 9.04 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

If to Purchaser (prior to the Closing), to:

Unit A, 8/F Woodbase Centre, 208 Queen’s Road Central, Hong Kong

If to Seller, to:

Unit 17, 9/F Tower A, New Mandarin Plaza, No. 14 Science Museum Road, Kowloon, Hong Kong

Section 9.05 Termination.

(a) Termination of Agreement. The Parties may terminate this Agreement as provided below:

(i) Purchaser may terminate this Agreement by giving written notice to Seller at any time prior to the Closing (A) in the event Seller have breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Purchaser has notified Seller of the breach, and the breach has continued without cure for a period of twenty days after the notice of breach, or (B) if the Closing shall not have occurred on or before January 31, 2022 by Seller;

(ii) Seller may terminate this Agreement by giving written notice to Purchaser at any time prior to the Closing in the event Purchaser has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Seller has notified Purchaser of the breach, and the breach has continued without cure for a period of twenty days after the notice of breach.

(b) Effect of Termination. If any Party terminates this Agreement pursuant to this Section 9.05 above, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party to consummate its obligations hereunder or to complete the transactions contemplated by this Agreement, except for any liability of any Party then in breach.

Section 9.06 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, Purchaser and Seller will be entitled to specific performance under this Agreement. The Parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agree to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

Section 9.07 Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 9.08 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that Transactions contemplated hereby are fulfilled to the extent possible.

Section 9.09 Counterparts; Facsimile Execution. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. Facsimile execution and delivery of this Agreement is legal, valid and binding for all purposes.

Section 9.10 Entire Agreement; Third Party Beneficiaries. This Agreement, taken together with the Exhibits and Schedules hereto, (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the transactions and (b) are not intended to confer upon any person other than the Parties any rights or remedies.

Section 9.11 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of Hong Kong Special Administrative Region (“Hong Kong SAR”), regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto hereby irrevocably and unconditionally agrees that: (i) it is and shall continue to be subject to the jurisdiction of the courts of the Hong Kong SAR; and (ii)(A) to the extent that such party is not otherwise subject to service of process in the Hong Kong SAR, to appoint and maintain an agent in the Hong Kong SAR as such party’s agent for acceptance of legal process and notify the other parties hereto of the name and address of such agent, and (B) to the fullest extent permitted by law, that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the Hong Kong. Postal Service constituting evidence of valid service, and that, to the fullest extent permitted by applicable law, service made pursuant to (ii)(A) or (B) above shall have the same legal force and effect as if served upon such party personally within the Hong Kong SAR.

Section 9.12 Assignment. To the fullest extent permitted by law, neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the Parties without the prior written consent of the other Parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 9.13 Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach by any party to this Agreement of any covenant, obligation or other provision set forth in this Agreement for the benefit of any other party to this Agreement, such other party shall be entitled (in addition to any other remedy that may be available to it) to (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (b) an injunction restraining such breach or threatened breach.

Section 9.14 Waiver.

(a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 9.15 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of all of the parties hereto.

[SIGNATURE PAGE FOLLOWS]

[SIGNATURE PAGE]

The parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

Purchaser:

Woodland Corporation Limited

By:
Name:
Title:

Seller:

Starta Technology Services Limited

By:
Name:
Title:

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

CONSENT. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including from a Governmental Body).

CONTRACT. “Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, warranty, insurance policy, benefit plan, or legally binding commitment or undertaking of any nature.

ENTITY. “Entity” shall mean any person or persons, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

GOVERNMENTAL BODY. “Governmental Body” shall mean any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city, local or other political subdivision.

LEGAL REQUIREMENT. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitute, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

MATERIAL ADVERSE EFFECT. A violation or other matter will be deemed to have a “Material Adverse Effect” on a Person if such violation or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in the Agreement or in any Closing Certificate but for the presence of “Material Adverse Effect” or other materiality qualifications, or any similar qualifications, in such representations and warranties) would have a material adverse effect on such Person’s business, condition, assets, liabilities, operations, financial performance or prospects.

PERSON. “Person” shall mean any individual, Entity or Governmental Body.

TAX. “Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

TAX RETURN. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

EXHIBIT B

LIST OF THE PURCHASED ASSETS

EXHIBIT C

BILL OF SALE AND ASSIGNMENT

Registration Name:

Number of Shares:

Control Number:

MOXIAN, INC.

UNIT 911, TOWER 2, SILVERCORD, 30 CANTON ROAD

TSIMSHATSUI

HONG KONG SAR, CHINA

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held at 11:00 a.m. on December 28, 2021 (Hong Kong Time)

(Record Date – December 9, 2021)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Conglin Deng or Tan Wanhong, and each of them, as proxies with full power of substitution, to represent and to vote as set forth herein all the shares of the common stock of MOXIAN, INC. which the undersigned is entitled to vote at the Special Meeting of Stockholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted: (i) “FOR” the in Item 1, (ii) “FOR” Item 2, the , and (iii) “FOR” Item 3.

Item 1 To approve the Share Purchase Agreement, dated December 6, 2021, by and among Moxian (BVI) Inc and certain non-U.S. accredited investors in connection with proposed private placement of 20,000,000 ordinary shares of the Company, at a price of $2.50 per share for aggregate gross proceeds of $50,000,000 (Proposal No. 1)

☐ For	☐ Against	☐ Abstain

Item 2 To approve the Asset Purchase Agreement, dated December 6, 2021, by and between Woodland Corporation Limited, a Hong Kong company and a wholly owned subsidiary of the Company, and Starta Technology Services Limited for the purpose of purchasing certain bitcoin mining assets for a total consideration of $29.8 million (Proposal No. 2).

☐ For	☐ Against	☐ Abstain

Item 3 To approve to adjourn the special meeting to a later meeting date if needed to permit the further solicitation of proxies if management determines that there are insufficient votes and proxies to approve one or more of the Private Placement Proposal and Asset Purchase Proposal (Proposal No. 2).

☐ For	☐ Against	☐ Abstain

In his or her discretion, the proxy is authorized to vote upon any other matters which may properly come before the Annual Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ___________________________________________, 2021
______________________________________________________

Signature
______________________________________________________
Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the stockholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON NEXT PAGE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Securities Transfer Corporation

2901 N. Dallas Parkway, Suite 380

Plano, Texas 75093

Attention: Proxy Department

OR

You may sign, date and submit your Proxy Card by facsimile to (469) 633-0088.

OR

You my sign, date, scan and email your scanned Proxy Card to proxyvote@stctransfer.com.

OR

You may vote online through the Internet:

1.	Go to http://onlineproxyvote.com/MOXC/ at any time 24 hours a day.
2.	Login using the control number located in the top left hand corner of this proxy card.
3.	Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at http://onlineproxyvote.com/MOXC/